SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-dearo, Youngdungpo-gu, Seoul 07336, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Submission of Audit Report

1.	Name of external auditor: Samjong Accounting Corporation (KPMG)

2.	Date of receiving external audit report: March 11, 2020

3.	Auditor’s opinion

	FY 2019	FY 2018
Audit Report on Separate Financial Statements	Unqualified	Unqualified

4.	Financial Highlights of Separate Financial Statements

Items	FY 2019	FY 2018
Total Assets	27,382,680,412,328	27,062,105,614,424
Total Liabilities	16,716,587,564,651	13,849,525,481,006
Total Shareholders’ Equity	10,666,092,847,677	13,212,580,133,418
Capital Stock	1,789,078,500,000	1,789,078,500,000
Revenues	21,658,329,317,337	22,371,687,189,786
Operating Income	-1,784,245,041,499	-472,995,424,398
Ordinary Income	-3,344,780,911,234	-489,805,954,495
Net Income	-2,639,892,599,202	-442,291,281,486
Total Shareholders’ Equity / Capital Stock	596%	739%

LG DISPLAY CO., LTD.

Separate Financial Statements

For the Years Ended December 31, 2019 and 2018

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

Opinion

We have audited the accompanying separate financial statements of LG Display Co., Ltd. (the “Company”), which comprise the separate statements of financial position of the Company as of December 31, 2019 and 2018, the related separate statements of comprehensive loss, changes in equity and cash flows for the years then ended, and notes to the separate financial statements comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Company as of December 31, 2019 and 2018, and its separate financial performance and its separate cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

We also have audited, in accordance with the Standards on Auditing, the Company’s Internal Control over Financial Reporting as of December 31, 2019, based on criteria established in Conceptual Framework for Designing and Operating Internal Control over Financial Reporting issued by the Operating Committee of Internal Control over Financial Reporting in Korea, and our report dated March 11, 2020 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Separate Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the separate financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the separate financial statements as of and for the year ended December 31, 2019. These matters were addressed in the context of our audit of the separate financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

(i) Assessment of impairment of non-financial assets including goodwill

As discussed in Notes 3 (k), 9 and 10, the Company’s non-financial assets, including goodwill amounts to ~~W~~13,472,222 million as of December 31, 2019. Due to the significant changes in the Company’s business during 2019, the Company determined that a change in its cash generating units (“CGU”) is appropriate. As a result, the Company’s CGU was changed from a single CGU to three CGUs, namely Display, Display (AD PO) and Lighting, with goodwill allocated to Display and Lighting CGUs, respectively. For CGUs to which goodwill is allocated, the Company performs impairment test on an annual basis regardless of whether an indicator for impairment exists. For CGUs to which goodwill is not allocated, the Company performs impairment test when there is an indication of impairment. The recoverable amount used in impairment tests as of December 31, 2019 is value in use based on discounted cash flow model which uses the expected future cash flows including assumptions that involved a high degree of management judgment. In 2019, the Company recognized impairment losses of ~~W~~1,004,229 million and ~~W~~230,867 million for the Display (AD PO) CGU and Lighting CGU, respectively.

We identified the assessment of impairment of non-financial assets including goodwill as a key audit matter. Determination of change in CGUs as well as allocation of assets among different CGUs require management’s significant judgment. In addition, for the CGUs of Display and Display (AD PO), revenue and operating expense forecasts over the period which management projected, growth rates for subsequent years (“terminal growth rate”) and discount rate used to estimate value in use were challenging to test as minor changes to those assumptions would have a significant effect on the Company’s assessment whether goodwill and machinery and equipment were impaired.

The primary procedures we performed to address this key audit matter included:

•

We tested certain internal controls over the Company’s non-current assets impairment assessment process, including controls related to determination of cash generating units, and the development of revenue and operating expenses forecast, terminal growth rate and discount rate assumptions.

•	We evaluated the factors considered in the Company’s determination of CGUs against supporting evidence.

•	We verified the accuracy of allocation of Company’s assets including corporate assets and goodwill to each CGU.

•	We compared the Company’s historical revenue forecasts to actual results to assess the Company’s ability to accurately forecast.

•	We evaluated the revenue forecasts and operating expense used to determine the value in use by comparison with the financial budgets approved by the board of directors.

•	We performed sensitivity analysis over the terminal growth rate and discount rate assumptions to assess their impact on the Company’s impairment assessment.

•

We involved our valuation professionals with specialized skills and knowledge who assisted us in evaluating the appropriateness of the discounted cash flow model used by management, the discount rate by checking the source information underlying the determination of the discount rates, and testing the mathematical accuracy of the calculation.

(ii) Assessment of recoverability of deferred tax assets

As discussed in Note 24 to the separate financial statements, the Company had ~~W~~1,367,714 million of deferred tax assets and ~~W~~549,056 million of unrecognized tax benefit as of December 31, 2019. The deferred tax assets arise primarily due to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as, unused tax losses and tax credit carryforwards. The assessment of the realizability of these deferred tax assets is dependent on the generation of future taxable income of the Company. Changes in assumptions regarding forecasted taxable income could have a significant impact on the amount of deferred tax assets recognized and unrecognized tax benefit.

We identified the assessment of the realizability of the deferred tax assets as a key audit matter because it involves high degree of subjective auditor judgment in assessing the significant assumptions and judgments that are reflected in estimating future taxable profits over the periods in which the above mentioned differences become deductible, or within the periods before the unused tax losses and tax credit forwards expire. This subjectivity is primarily driven by the Company’s assumptions in revenue and operating expense, which are used to estimate the forecasted taxable income in the future.

The primary procedures we performed to address this key audit matter included:

•

We tested certain internal controls relating to the Company’s deferred tax assets realizability assessment process, including controls related to the development of assumptions in determining the forecasted taxable income for each year.

•	We evaluated the Company’s estimates of revenue and operating expense, by comparing them with the financial budgets approved by the board of directors and historical performance.

•	We compared the forecasts of taxable income and timing of utilization of deferred tax assets in prior year to actual results to assess the Company’s ability to accurately forecast.

•	We also evaluated the Company’s history of realizing deferred tax assets by evaluating the expiration of unused tax losses.

•	We involved tax professionals with specialized skills and knowledge who assisted in assessing the Company’s tax adjustments and feasibility of planned tax strategies affecting deferred tax.

Other matter

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of these separate financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing these separate financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether theses separate financial statements as a whole are free from material misstatements, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance’ is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, then we are required to draw attention in our auditors’ report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the separate financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditors’ report is Sang Hyun Han.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 11, 2020

This report is effective as of March 11, 2020, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD.

Separate Statements of Financial Position

As of December 31, 2019 and 2018

(In millions of won)	Note	December 31, 2019		December 31, 2018
Assets
Cash and cash equivalents	4, 26	~~W~~	1,105,245	473,283
Deposits in banks	4, 26		77,257	77,200
Trade accounts and notes receivable, net	5, 14, 26, 29		3,565,860	3,389,108
Other accounts receivable, net	5, 26		439,940	321,963
Other current financial assets	6, 26		55,665	29,281
Inventories	7		1,526,299	1,951,155
Prepaid income tax			111,129	—
Other current assets	5		199,833	136,349

Total current assets			7,081,228	6,378,339
Deposits in banks	4, 26		11	11
Investments	8		4,958,308	3,602,214
Other non-current accounts receivable, net	5, 26		19,899	25,823
Other non-current financial assets	6, 26		74,203	77,192
Property, plant and equipment, net	9,27		12,764,175	14,984,564
Intangible assets, net	10		708,047	816,808
Deferred tax assets	24		1,367,714	851,936
Employee benefits assets	12		127,252	—
Other non-current assets	5		281,843	325,219

Total non-current assets			20,301,452	20,683,767

Total assets		~~W~~	27,382,680	27,062,106

Liabilities
Trade accounts and notes payable	26, 29	~~W~~	2,682,403	3,186,123
Current financial liabilities	11, 26, 27		1,474,589	1,044,841
Other accounts payable	26		3,329,040	1,746,412
Accrued expenses			520,395	516,970
Income tax payable			—	17,404
Provisions	13		188,238	96,555
Advances received	14		898,447	780,906
Other current liabilities	13		47,371	27,419

Total current liabilities			9,140,483	7,416,630
Non-current financial liabilities	11, 26, 27		7,094,405	5,139,476
Non-current provisions	13		67,118	32,764
Defined benefit liabilities, net	12		—	44,187
Long-term advances received	14		328,677	1,122,015
Other non-current liabilities	13		85,904	94,453

Total non-current liabilities			7,576,104	6,432,895

Total liabilities			16,716,587	13,849,525

Equity
Share capital	15		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Retained earnings	16		6,625,901	9,172,389

Total equity			10,666,093	13,212,581

Total liabilities and equity		~~W~~	27,382,680	27,062,106

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Comprehensive Loss

For the years ended December 31, 2019 and 2018

(In millions of won, except earnings per share)	Note	2019		2018
Revenue	17, 29	~~W~~	21,658,329	22,371,687
Cost of sales	7, 18, 29		(20,834,648)	(20,439,681)

Gross profit			823,681	1,932,006
Selling expenses	19		(728,695)	(519,804)
Administrative expenses	19		(674,650)	(678,861)
Research and development expenses			(1,204,581)	(1,206,336)

Operating loss			(1,784,245)	(472,995)

Finance income	22		204,966	148,301
Finance costs	22		(371,856)	(129,652)
Other non-operating income	21		835,514	541,547
Other non-operating expenses	21		(2,229,160)	(577,007)

Loss before income tax			(3,344,781)	(489,806)
Income tax benefit	23		(704,888)	(47,515)

Loss for the period			(2,639,893)	(442,291)

Other comprehensive income(loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	12, 23		128,640	5,690
Related income tax	12, 23		(35,235)	(1,169)

Other comprehensive income for the period, net of income tax			93,405	4,521

Total comprehensive loss for the period		~~W~~	(2,546,488)	(437,770)

Loss per share (In won)
Basic and diluted loss per share	25	~~W~~	(7,378)	(1,236)

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2019 and 2018

	Share		Share	Retained	Total
(In millions of won)	capital		premium	earnings	equity
Balances at January 1, 2018	~~W~~	1,789,079	2,251,113	9,789,067	13,829,259

Total comprehensive loss for the period
Loss for the period		—	—	(442,291)	(442,291)
Other comprehensive income(loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	4,521	4,521

Total comprehensive loss for the period	~~W~~	—	—	(437,770)	(437,770)

Transaction with owners, recognized directly in equity
Dividends to shareholders		—	—	(178,908)	(178,908)

Balances at December 31, 2018	~~W~~	1,789,079	2,251,113	9,172,389	13,212,581

Balances at January 1, 2019	~~W~~	1,789,079	2,251,113	9,172,389	13,212,581

Total comprehensive loss for the period
Loss for the period		—	—	(2,639,893)	(2,639,893)
Other comprehensive income(loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	93,405	93,405

Total comprehensive loss for the period	~~W~~	—	—	(2,546,488)	(2,546,488)

Balances at December 31, 2019	~~W~~	1,789,079	2,251,113	6,625,901	10,666,093

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2019 and 2018

(In millions of won)	Note	2019		2018
Cash flows from operating activities:
Loss for the period		~~W~~	(2,639,893)	(442,291)
Adjustments for:
Income tax benefit	23		(704,888)	(47,515)
Depreciation and amortization	9, 10, 18		2,549,770	2,392,768
Gain on foreign currency translation			(60,963)	(38,724)
Loss on foreign currency translation			140,683	102,689
Expenses related to defined benefit plans	12, 20		161,056	178,274
Gain on disposal of property, plant and equipment			(54,756)	(42,864)
Loss on disposal of property, plant and equipment			25,851	8,615
Impairment loss on disposal of property, plant and equipment			1,140,760	43,601
Gain on disposal of intangible assets			(552)	(239)
Loss on disposal of intangible assets			18	—
Impairment loss on intangible assets			240,816	82
Reversal of impairment loss on intangible assets			(960)	(348)
Expense on increase of provisions			366,771	207,892
Finance income			(172,260)	(145,293)
Finance costs			331,475	119,915
Other income			(20,432)	(3,400)
Other expenses			9,078	612

			3,951,467	2,776,065
Changes in
Trade accounts and notes receivable			(830,210)	1,110,769
Other accounts receivable			(66,057)	21,444
Inventories			424,856	(355,858)
Other current assets			(14,579)	101,812
Other non-current assets			(37,761)	(65,166)
Trade accounts and notes payable			(447,803)	828,112
Other accounts payable			2,115,555	(223,707)
Accrued expenses			(23,461)	(249,579)
Provisions			(240,734)	(190,317)
Other current liabilities			(208,033)	53,017
Defined benefit liabilities, net			(63,855)	(222,932)
Long-term advances received			63,672	957,717
Other non-current liabilities			7,174	25,745

			678,764	1,791,057
Cash generated from operating activities			1,990,338	4,124,831
Income taxes refunded (paid)			25,342	(313,867)
Interests received			13,481	19,592
Interests paid			(236,936)	(145,082)

Net cash provided by operating activities		~~W~~	1,792,225	3,685,474

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2019 and 2018

(In millions of won)	Note	2019		2018
Cash flows from investing activities:
Dividends received		~~W~~	18,622	24,136
Increase in deposits in banks			(114,257)	(275,700)
Proceeds from withdrawal of deposits in banks			114,200	778,915
Acquisition of financial asset at fair value through profit or loss			—	(286)
Acquisition of financial assets at fair value through other comprehensive income			(21)	—
Proceeds from disposal of financial assets at fair value through other comprehensive income			107	6
Acquisition of investments			(1,224,836)	(192,611)
Proceeds from disposal of investments			16,738	4,527
Acquisition of property, plant and equipment			(2,173,535)	(5,548,289)
Proceeds from disposal of property, plant and equipment			384,506	201,222
Acquisition of intangible assets			(511,661)	(466,496)
Proceeds from disposal of intangible assets			2,349	960
Government grants received			3,979	1,210
Receipt from settlement of derivatives			21,752	2,026
Proceeds from collection of short-term loans			19,881	11,058
Increase in short-term loans			(8,725)	(7,700)
Increase in long-term loans			(6,465)	(36,580)
Increase in deposits			(4,949)	(348)
Decrease in deposits			5,244	569
Proceeds from disposal of emission rights			20,416	10,200

Net cash used in investing activities			(3,436,655)	(5,493,181)

Cash flows from financing activities:	28
Proceeds from short-term borrowings			1,264,915	552,164
Repayments of short-term borrowings			(928,335)	(552,884)
Proceeds from issuance of bonds			1,323,251	828,169
Proceeds from long-term borrowings			1,669,148	2,489,560
Repayments of current portion of long-term borrowings and bonds			(1,043,649)	(1,425,395)
Payment guarantee fee received			5,068	1,876
Repayments of lease liabilities			(14,006)	—
Dividends paid			—	(178,908)

Net cash provided by financing activities			2,276,392	1,714,582

Net increase (decrease) in cash and cash equivalents			631,962	(93,125)
Cash and cash equivalents at January 1			473,283	566,408

Cash and cash equivalents at December 31		~~W~~	1,105,245	473,283

See accompanying notes to the separate interim financial statements.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

1.	Organization and Description of Business

LG Display Co., Ltd. (the “Company”) was incorporated in February 1985 and the Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Company is to manufacture and sell displays and its related products. As of December 31, 2019, the Company is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Vietnam. The Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of December 31, 2019, LG Electronics Inc., a major shareholder of the Company, owns 37.9% (135,625,000 shares) of the Company’s common stock.

The Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2019, there are 357,815,700 shares of common stock outstanding. The Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of December 31, 2019, there are 19,545,920 ADSs outstanding.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

In accordance with the Act on External Audits of Stock Companies, Etc., these separate financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent, an investor in an associate or a venture in a joint ventures, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

The separate financial statements were authorized for issuance by the Board of Directors on January 30, 2020, which will be submitted for approval to the shareholders’ meeting to be held on March 20, 2020.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

2.	Basis of Presenting Financial Statements, Continued

(b)	Basis of Measurement

The separate financial statements have been prepared on the historical cost basis except for the following material items in the separate statement of financial position:

•

derivative financial instruments at fair value, financial assets at fair value through profit or loss(“FVTPL”), financial assets at fair value through other comprehensive income (“FVOCI”), financial liabilities at fair value through profit or loss(“FVTPL”), and

•	net defined benefit liabilities (employee benefits assets) recognized at the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

The separate financial statements are presented in Korean won, which is the Company’s functional currency.

(d)	Use of Estimates and Judgments

The preparation of the separate financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the separate financial statements is included in the following notes:

•	Financial instruments (Note 3(f))

•	Intangible assets (Note 3(k), 10)

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next 12 months is included in the following notes:

•	Provisions (Note 3(m), 13)

•	Inventories (Note 3(e), 7)

•	Property, plant and equipment (Note 9)

•	Intangible assets (Note 10)

•	Employee benefits (Note 12)

•	Deferred tax assets and liabilities (Note 24)

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its separate financial statements are as follows:

(a)	Changes in Accounting Policies

The Company has initially applied K-IFRS No. 1116, Leases, from January 1, 2019. A number of other new standards are effective from January 1, 2019 but they do not have a material effect on the Company’s separate financial statements.

In application of K-IFRS No. 1116, Leases, from January 1, 2019, the Company used the modified retrospective approach, under which right-of-use assets and lease liabilities are recognized in equal amount. Accordingly, the comparative information presented for 2018 is presented, as previously reported, under K-IFRS No. 1017 and relative interpretations. The disclosure requirements in K-IFRS No. 1116 have not been applied to comparative information. The details of the changes in accounting policies are disclosed below.

i)	Definition of a lease

Previously, the Company determined at contract inception whether an arrangement was or contained a lease under K-IFRS No. 2104, Determining Whether an Arrangement contains a Lease. For contracts entered into or changed on or after January 1, 2019, the Company assesses whether a contract is or contains a lease based on the definition of a lease under K-IFRS No. 1116 as described in Note 27.

On adoption of K-IFRS No. 1116, as of January 1, 2019, the Company applied the practical expedient to grandfather the assessment of which transactions are leases for existing contracts. The Company applied K-IFRS No. 1116 only to contracts that were previously identified as leases.

ii)	Accounting as a lessee

As a lessee, the Company leases buildings, vehicles, machinery, equipment and others. The Company previously classified leases as operating or finance leases based on its assessment of whether the lease transferred significantly all of the risks and rewards incidental to ownership of the underlying asset to the Company. Under K-IFRS No. 1116, the Company recognizes right-of-use assets and lease liabilities for most of these leases on the separate statement of financial position.

At commencement or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease and non-lease component on the basis of its relative stand-alone price.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

3.	Summary of Significant Accounting Policies, Continued

(a)	Changes in Accounting Policies, Continued

Leases classified as operating leases under K-IFRS No. 1017

The Company classified its leases of buildings, vehicles, machinery, equipment and others as operating leases under K-IFRS No. 1017. On adoption of K-IFRS No. 1116, for these leases, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Company’s incremental borrowing rate as at January 1, 2019 (see Note 27). Right-of-use assets are measured at an amount equal to the lease liability, adjusted by the amount of any prepaid lease payments.

The Company used following practical expedients when applying K-IFRS No. 1116 to leases previously classified as operating leases under K-IFRS No. 1017:

•	did not recognize right-of-use assets and liabilities for leases for which the lease term ends within 12 months of the date of initial application;

•	did not recognize right-of-use assets and liabilities for leases of low value assets;

•	excluded initial direct costs from the measurement of the right-of-use asset at the date of initial application; and

•	used hindsight when determining the remaining lease term.

iii)	Accounting as a lessor

The Company leases out its own property and right-of-use assets. The Company classified these leases as operating leases or finance leases based on their characteristics.

iv)	Impact on the separate financial statements

Impacts on adoption

On adoption of K-IFRS No. 1116, the Company recognized additional right-of-use assets and additional lease liabilities as below.

(In millions of won)
		January 1, 2019
Right-of-use assets presented in property, plant and equipment	~~W~~	16,332
Lease liabilities		16,332

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

3.	Summary of Significant Accounting Policies, Continued

(a)	Changes in Accounting Policies, Continued

When measuring lease liabilities at January 1, 2019 for leases that were classified as operating leases in accordance with K-IFRS No. 1017, the Company discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted-average discount rate applied is 2.96%.

(In millions of won)
		January 1, 2019
Amount of operating lease commitments at December 31, 2018	~~W~~	18,244
Discounted using the incremental borrowing rate at January 1, 2019		16,558
Finance lease liabilities recognized as at December 31, 2018		—
- Recognition exemption for lease of low-value assets		(115)
- Recognition exemption for leases with less than 12 months of lease term at adoption		(111)
Lease liabilities recognized at January 1, 2019		16,332

(b)	Interest in subsidiaries, associates and joint ventures

These separate financial statements are prepared and presented in accordance with K-IFRS No.1027, Separate Financial Statements. The Company applied the cost method to investments in subsidiaries, associates and joint ventures. Dividends from subsidiaries, associates or joint ventures are recognized in profit or loss when the right to receive the dividend is established.

(c)	Foreign Currency Transaction and Translation

Transactions in foreign currencies are translated to the functional currency of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate on the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was originally determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on an investment in equity securities designated as at FVOCI and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition are recognized in profit or loss in the period in which they arise. Foreign currency differences arising from assets and liabilities in relation to the investing and financing activities including loans, bonds and cash and cash equivalents are recognized in finance income (costs) in the separate statement of comprehensive income (loss) and foreign currency differences arising from assets and liabilities in relation to activities other than investing and financing activities are recognized in other non-operating income (expense) in the separate statement of comprehensive income (loss). Foreign currency differences are presented in gross amounts in the separate statement of comprehensive income (loss).

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

3.	Summary of Significant Accounting Policies, Continued

(d)	Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

(e)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for the allocation of fixed production overheads if the actual level of production is lower than the normal capacity.

(f)	Financial Instruments

(i)	Non-derivative financial assets

Recognition and initial measurement

Trade receivables and debt securities issued are initially recognized when they are originated. All other financial assets are recognized in statement of financial position when, and only when, the Company becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

Classification and subsequent measurement

i)	Financial assets

On initial recognition, a financial asset is classified as measured at: amortized cost; FVOCI – debt investment; FVOCI – equity investments; or FVTPL. Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the subsequent reporting period following the change in the business model.

A financial asset is measured as at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investments that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured as at FVTPL. This includes all derivative financial assets. At initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

ii)	Financial assets: business model

The Company makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:

•

the stated policies and objectives for the portfolio and the operation of those policies in practice (these include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets);

•	how the performance of the portfolio is evaluated and reported to the Company’s management;

•	the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed; and

•	the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.

Transfers of financial assets to third parties in transaction that do not qualify for derecognition are not considered sale for this purpose.

A financial asset that is held for trading or is managed and whose performance is evaluated on a fair value basis is measured at FVTPL.

iii)	Financial assets: Assessment whether contractual cash flows are solely payments of principal and interest

For the purpose of the assessment, “principal” is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and cost (e.g. liquidity risk and administrative costs), as well as profit margin.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

In assessing whether the contractual cash flows are solely payments of principal and interest, the Company considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Company considers.

•	contingent events that would change the amount or timing of cash flows:

•	terms that may adjust the contractual coupon rate, including variable-rate features;

•	prepayment and extension features; and

•	terms that limit the Company’s claim to cash flows from specified assets (e.g. non-recourse features)

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest or the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract.

Additionally, for a financial asset acquired at a discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued but unpaid contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

iv)	Financial assets: Subsequent measurement and gains and losses

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

Derecognition

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, it transfers the rights to receive the contractual cash flows of the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred, or it transfers or does not retain substantially all the risks and rewards of ownership of a transferred asset, and does not retain control of the transferred asset.

If the Company has retained substantially all the risks and rewards of ownership of the transferred asset, the Company continues to recognize the transferred asset.

Offset

Financial assets and liabilities are offset and the net amount is presented in the separate statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

(ii)	Non-derivative financial liabilities

The Company classifies financial liabilities into two categories, financial liabilities at FVTPL and other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities, and recognizes them in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Financial liabilities at FVTPL include financial liabilities held for trading or designated as such upon initial recognition at FVTPL. After initial recognition, financial liabilities at FVTPL are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issuance of financial liabilities are recognized in profit or loss as incurred.

Non-derivative financial liabilities other than financial liabilities classified as at FVTPL are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issuance of financial liabilities. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2019, non-derivative financial liabilities comprise borrowings, bonds, trade accounts and notes payable, other accounts payable and others.

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

(iii)	Share Capital

The Company issued common stocks and they are classified as equity. Incremental costs directly attributable to the issuance of common stocks are recognized as a deduction from equity, net of tax effects. Capital contributed in excess of par value upon issuance of common stocks is classified as share premium within equity.

(iv)	Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Hedge Accounting

If necessary, the Company designates derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Company’s management formally designates and documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship, both at the inception of the hedge relationship as well as on an ongoing basis.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

i)	Fair value hedges

Change in the fair value of a derivative hedging instrument designated as a fair value hedge and the hedged item is recognized in profit or loss, respectively. The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the statement of comprehensive income (loss). The Company discontinues fair value hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them anymore; if the hedging instrument expires or is sold, terminated or exercised; or if the hedge no longer meets the criteria for hedge accounting.

ii)	Cash flow hedges

When a derivative designated as a cash flow hedging instrument meets the criteria of cash flow hedge accounting, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and the ineffective portion of changes in the fair value of the derivative is recognized in profit or loss. The Company discontinues cash flow hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them anymore; if the hedging instruments expires or is sold, terminated or exercised; or if the hedge no longer meets the criteria for hedge accounting. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the host contract is not a financial asset and certain criteria are met.

Other derivative financial instruments

Other derivative financial instruments are measured at fair value and changes of their fair value are recognized in profit or loss.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

3.	Summary of Significant Accounting Policies, Continued

(g)	Property, Plant and Equipment

(i)	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other non-operating income or other non-operating expenses.

(ii)	Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred

(iii)	Depreciation

Depreciation is recognized in profit or loss on a straight-line basis, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Company. The residual value of property, plant and equipment is zero.

Estimated useful lives of the assets are as follows:

Useful lives (years)
Buildings and structures	20, 40
Machinery	4, 5
Furniture and fixtures	4
Equipment, tools and vehicles	2, 4, 12
Right-of-use assets	(*)

(*) The Company depreciates the right-of-use assets from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term on a straight-line basis.

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate and any changes are accounted for as changes in accounting estimates.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

3.	Summary of Significant Accounting Policies, Continued

(h)	Borrowing Costs

The Company capitalizes borrowing costs, which includes interests and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Company immediately recognizes other borrowing costs as an expense.

(i)	Government Grants

In case there is reasonable assurance that the Company will comply with the conditions attached to a government grant, the government grant is recognized as follows:

(i) Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense and cash related to grant received is presented in investing activities in the statement of cash flows.

(ii) Grants for compensating the Company’s expenses incurred

A government grant that compensates the Company for expenses incurred is recognized in profit or loss as a deduction from relevant expenses on a systematic basis in the periods in which the expenses are recognized.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

3.	Summary of Significant Accounting Policies, Continued

(i)	Government Grants, Continued

(iii)	Other government grants

A government grant that becomes receivable for the purpose of giving immediate financial support to the Company with no compensation for expenses or losses already incurred or no future related costs is recognized as income of the period in which it becomes receivable.

(j)	Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

(i) Goodwill

Goodwill arising from business combinations is recognized as the excess of the acquisition cost of a business over the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is measured at cost less accumulated impairment losses.

(ii) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized as intangible assets only if the Company can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

•	its intention to complete the intangible asset and use or sell it,

•	its ability to use or sell the intangible asset,

•

how the intangible asset will generate probable future economic benefits (among other things, the Company can demonstrate the usefulness of the intangible asset by existence of a market for the output of the intangible asset or the intangible asset itself if it is to be used internally),

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

The expenditure capitalized includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets.

(iii) Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationships, technology, memberships and others.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

3.	Summary of Significant Accounting Policies, Continued

(j)	Intangible Assets, Continued

(iv)	Subsequent costs

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific intangible asset to which they relate. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(v)	Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which condominium and golf club memberships are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

Estimated useful lives (years)
Intellectual property rights	5, 10
Rights to use electricity, water and gas supply facilities	10
Software	4
Customer relationships	7, 10
Technology	10
Development costs	(*)
Condominium and golf club memberships	Not amortized

(*) Capitalized development costs are amortized over the useful lives considering the life cycle of the developed products. Amortization of capitalized development costs are recognized in research and development expenses in the separate statement of comprehensive income (loss).

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets that are not being amortized are reviewed each period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

(k)	Impairment

(i) Financial assets

Financial instruments and contract assets

The Company recognizes loss allowance for financial assets measured at amortized cost and debt investments at FVOCI at the ‘expected credit loss’ (ECL).

The Company recognizes a loss allowance for the life-time expected credit losses except for following, which are measured at 12-month ECLs:

•	debt securities that are determined to have low credit risk at the reporting date; and

•

other debt securities and bank deposits for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

3.	Summary of Significant Accounting Policies, Continued

(k)	Impairment, Continued

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both qualitative and quantitative information and analysis, based on the Company’s historical experience and informed credit assessment including forward-looking information.

Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.

12-month ECLs are the portion of the ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).

The maximum period considered when estimating ECLs is the maximum contractual period over which the Company is exposed to credit risk.

Estimation of expected credit losses

Expected credit losses are a probability-weighted estimate of credit losses. Credit losses are measured using the present value of the difference between the contractual cash flows and the expected contractual cash flows. The expected credit losses are discounted using effective interest rate of the financial assets.

Credit-impaired financial assets

At each reporting period-end, the Company assesses whether financial assets carried at amortized cost and debt securities at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable data:

•	significant financial difficulty of the issuer or the borrower;

•

the lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession(s) that the lender(s) would not otherwise consider;

•	it is probable that the borrower will enter bankruptcy or other financial reorganization; or

•	the disappearance of an active market for a security because of financial difficulties.

Presentation of loss allowance for ECL in the statement of financial position

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. For debt securities at FVOCI, the loss allowance is charged to profit or loss and is recognized in OCI instead of reducing the carrying amount of financial assets in the separate statement of financial position.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

3.	Summary of Significant Accounting Policies, Continued

(k)	Impairment, Continued

Write-off

The gross carrying amount of a financial asset is written off when the Company has no reasonable expectations for recovering the financial asset in its entirety or a portion thereof. The Company assess whether there are reasonable expectations of recovering the contractual cash flows from customers and individually assess the timing and amount of write-off. The Company expects no significant recovery from the amount written-off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Company’s procedures for recovery of amounts due.

(ii)	Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year.

Recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Company determines the recoverable amount of the cash-generating unit to which the asset belongs. The cash-generating unit (“CGU”) is the smallest group of assets that includes the asset and generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination. The recoverable amount of an asset or cash-generating unit is determined as the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. Fair value less costs to sell is based on the best information available to reflect the amount that the Company could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

In respect of assets other than goodwill, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of accumulated depreciation or amortization, if no impairment loss had been recognized from the acquisition cost. An impairment loss in respect of goodwill is not reversed.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

3.	Summary of Significant Accounting Policies, Continued

(l)	Leases

The Company applied K-IFRS No. 1116 using the modified retrospective approach and therefore the comparative information is not restated and continues to be reported applying K-IFRS No. 1017 and K-IFRS No. 2104.

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company uses the definition of a lease in K-IFRS No. 1116.

(i) As a lessee—Policies from January 1, 2019

At commencement or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease and non-lease component on the basis of its relative stand-alone price. For certain leases, the Company accounts for the lease and non-lease components as a single lease component by applying the practical expedient not to separate non-lease components.

The Company recognizes a right-of-use asset and lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at of before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Company by the end of the lease term or the cost of the right-of-use asset reflects that the Company will exercise a purchase option. In that case, the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The Company determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

3.	Summary of Significant Accounting Policies, Continued

(l)	Lease, Continued

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	amounts expected to be payable under a residual value guarantee; and

•

the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, if the Company changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured the Company recognizes the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset. However, if the carrying amount of the right-of-use asset is reduced to zero and there is a further reduction in the measurement of the lease liability, the Company recognizes any remaining amount of the remeasurement in profit or loss.

The Company presents right-of-use assets in ‘property, plant and equipment’ and lease liabilities in ‘financial liabilities’ in the separate statement of financial position.

The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(ii) As a lessor—Policies from January 1, 2019

When the Company acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Company considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

When the Company is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Company applies the exemption described above, then it classifies the sub-lease as an operating lease.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

3.	Summary of Significant Accounting Policies, Continued

(l)	Lease, Continued

If an arrangement contains lease and non-lease components, then the Company applies K-IFRS No. 1115 to allocate the consideration in the contract.

At the commencement date, the Company recognizes assets held under a finance lease in its statement of financial position and present them as a receivable at an amount equal to the net investment in the lease and recognize finance income over the lease term, based on a pattern reflecting a constant periodic rate of return on the lessor’s net investment in the lease.

The Company recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘other revenue’.

The accounting policies applicable to the Company as a lessor in the comparative period are not different from K-IFRS No. 1116.

(m)	Provisions

A provision is recognized, as a result of a past event, if the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Company recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for 18~36 months from the date of purchase. These liabilities are accrued when product revenues are recognized. Factors that affect the Company’s warranty liability include historical and anticipated rates of warranty claims on those repairs and cost per claim to satisfy the Company’s warranty obligation. Warranty costs primarily include raw materials and labor costs. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

3.	Summary of Significant Accounting Policies, Continued

(n)	Employee Benefits

(i)	Short-term employee benefits

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans and others are recognized when the Company has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii)	Other long-term employee benefits

The Company’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

(iii)	Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the period during which services are rendered by employees.

(iv)	Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Company’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Company recognizes all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

The Company determines the net interest expense (income) on the net defined benefit liability (employee benefits asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (employee benefits asset), taking into account any changes in the net defined benefit liability (employee benefits asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (employee benefits asset) now comprises: interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect on the asset ceiling.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Company recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

3.	Summary of Significant Accounting Policies, Continued

(n)	Employee Benefits, Continued

(v)	Termination benefits

The Company recognizes expense for termination benefits at the earlier of the date when the entity can no longer withdraw the offer of those benefits and when the entity recognizes costs for a restructuring involving the payment of termination benefits. If the termination benefits are not expected to be settled wholly before twelve months after the end of the annual reporting period, the Company measures the termination benefit with present value of future cash payments.

(o)	Revenue from contracts with customers

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, trade discounts, volume rebates and other cash incentives paid to customers.

The Company recognizes revenue according to the five-stage revenue recognition model (① Identifying the contract → ② Identifying performance obligations → ③ Determining transaction price → ④ Allocating the transaction price to performance obligations → ⑤ Recognizing revenue for performance obligations).

The Company generates revenue primarily from sale of display panels. Product revenue is recognized when a customer obtains control over the Company’s products, which typically occurs upon shipment or delivery depending on the terms of the contracts with the customer.

The Company includes return option in the sales contract of display panels with its customers and the consideration receivable from the customer is subject to change due to returns. The Company estimates an amount of variable consideration by using the expected value method which the Company expects to better predict the amount of consideration. The Company includes in the transaction price an amount of variable consideration estimated only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur during the return period when the uncertainty associated with the variable consideration is subsequently resolved. The Company recognizes a refund liability and an asset for its right to recover products from customers if the Company receives consideration from a customer and expects to refund some or all of that consideration to the customer. Sales taxes or value-added taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and are excluded from revenues in the separate statement of comprehensive income (loss).

(p)	Operating Segments

In accordance with K-IFRS No. 1108, Operating Segments, entity wide disclosures of geographic and product revenue information are provided in the separate financial statements.

(q)	Finance Income and Finance Costs

Finance income comprises interest income on funds invested (including debt instruments measured at FVOCI), dividend income, gains on disposal of debt instruments measured at FVOCI, changes in fair value of financial assets at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

3.	Summary of Significant Accounting Policies, Continued

(q)	Finance Income and Finance Costs, Continued

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, gain and losses from financial assets measured at FVTPL, impairment losses recognized on financial assets, and losses on hedging instruments that are recognized in profit or loss. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

(r)	Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i) Current tax

Current tax comprises the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii) Deferred tax

Deferred tax is recognized, using the liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and joint ventures will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company offsets deferred tax assets and deferred tax liabilities if, and only if, the Company has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

3.	Summary of Significant Accounting Policies, Continued

(s)	Earnings (Loss) Per Share

The Company presents basic and diluted earnings (loss) per share (“EPS”) data for its common stocks. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of common stocks outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of common stocks outstanding, adjusted for the effects of all dilutive potential common stocks such as convertible bonds and others.

(t)	Business Combinations

The Company accounts for business combinations using the acquisition method when control is transferred to the Company. The consideration transferred in the acquisition and the identifiable net assets acquired from business combinations are measured at fair value. If the consideration transferred exceeds the fair value of identifiable net asset, the Company recognizes goodwill; if not, then the Company recognizes gain on a bargain purchase. Any goodwill that arises is tested annually for impairment. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities in accordance with K-IFRS No. 1032 and K-IFRS No. 1109. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.

(u)	New Standards and Amendments Not Yet Adopted,

A number of new standards are effective for annual periods beginning after January 1, 2019 and earlier application is permitted; however, the Company has not early adopted the new or amended standards in preparing these separate financial statements.

The following amended standards and interpretations are not expected to have a significant impact on the Company’s separate financial statements:

•	Amendments to References to Conceptual Framework in K-IFRS Standards;

•	Definition of a Business (Amendments to K-IFRS No. 1103, Business Combinations);

•	Definition of Material (Amendments to K-IFRS No. 1001, Presentation of Financial Statements and K-IFRS No. 1008, Accounting Policies, Changes in Accounting Estimates and Errors); and

•	K-IFRS No. 1117, Insurance Contracts.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

4.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks as of December 31, 2019 and December 31, 2018 are as follows:

(In millions of won)
		December 31, 2019	December 31, 2018
Current assets
Cash and cash equivalents
Demand deposits	~~W~~	1,105,245	473,283
Deposits in banks
Time deposits	~~W~~	—	3,118
Restricted deposits (*)		77,257	74,082

	~~W~~	77,257	77,200

Non-current assets
Deposits in banks
Restricted deposits (*)	~~W~~	11	11

	~~W~~	1,182,513	550,494

(*)

Includes funds deposited under agreements on mutually beneficial cooperation to aid LG Group companies’ suppliers, restricted deposits pledged to enforce the Company’s investment plans upon the receipt of grants from Gumi city and Gyeongsangbuk-do, and others.

5.	Receivables and Other Assets

(a) Trade accounts and notes receivable as of December 31, 2019 and December 31, 2018 are as follows:

(In millions of won)
		December 31, 2019	December 31, 2018
Due from third parties	~~W~~	221,243	257,037
Due from related parties		3,344,617	3,132,071

	~~W~~	3,565,860	3,389,108

(b) Other accounts receivable as of December, 2019 and December 31, 2018 are as follows:

(In millions of won)
		December 31, 2019	December 31, 2018
Current assets
Non-trade receivables, net	~~W~~	438,659	316,069
Accrued income		1,281	5,894

	~~W~~	439,940	321,963

Non-current assets
Long-term non-trade receivables	~~W~~	19,899	25,823

	~~W~~	459,839	347,786

Due from related parties included in other accounts receivable, as of December 31, 2019 and 2018 are ~~W~~45,518 million and ~~W~~247,677 million, respectively.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

5.	Receivables and Other Assets, Continued

(c)	The aging of trade accounts and notes receivable, and other accounts receivable as of December 31, 2019 and December 31, 2018 are as follows:

(In millions of won)		December 31, 2019
		Book value		Allowance for impairment
		Trade accounts and notes receivable	Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	3,565,795	184,991	(5)	(2,952)
1-15 days past due		70	3,488	—	(1)
16-30 days past due		—	94	—	—
31-60 days past due		—	61	—	—
More than 60 days past due		—	274,183	—	(25)

	~~W~~	3,565,865	462,817	(5)	(2,978)

(In millions of won)		December 31, 2018
		Book value		Allowance for impairment
		Trade accounts and notes receivable	Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	3,387,653	347,669	(5)	(551)
1-15 days past due		1,353	274	—	(2)
16-30 days past due		79	69	—	(1)
31-60 days past due		28	95	—	(1)
More than 60 days past due		—	668	—	(434)

	~~W~~	3,389,113	348,775	(5)	(989)

The movement in the allowance for impairment in respect of trade accounts and notes receivable and other accounts receivable for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)		2019		2018
		Trade accounts and notes receivable	Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Balance at the beginning of the year	~~W~~	5	989	570	1,092
(Reversal of) bad debt expense		—	1,989	(565)	(103)

Balance at the end of the year	~~W~~	5	2,978	5	989

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

5.	Receivables and Other Assets, Continued

(d)	Other assets as of December 31, 2019 and December 31, 2018 are as follows:

(In millions of won)
		December 31, 2019	December 31, 2018
Current assets
Advanced payments	~~W~~	1,849	3,354
Prepaid expenses		100,561	73,254
Value added tax refundable		75,317	52,252
Right to recover returned goods		22,106	7,489

	~~W~~	199,833	136,349

Non-current assets
Long-term prepaid expenses	~~W~~	274,101	325,219
Long-term advanced payments		7,742	—

	~~W~~	281,843	325,219

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

6.	Other Financial Assets

Other financial assets as of December 31, 2019 and 2018 are as follows:

(In millions of won)		December 31, 2019	December 31, 2018
Current assets
Financial assets at fair value through profit or loss
Derivatives(*)	~~W~~	34,036	13,059
Financial assets at fair value through other comprehensive income
Debt instruments
Government bonds	~~W~~	6	106
Financial asset carried at amortized cost
Short-term loans	~~W~~	21,623	16,116

	~~W~~	55,665	29,281

Non-current assets
Financial assets at fair value through profit or loss
Equity instruments
Intellectual Discovery, Ltd.	~~W~~	1,104	4,598
Kyulux, Inc.		1,889	2,460
Fineeva Co., Ltd.		4	286

	~~W~~	2,997	7,344

Convertible bonds	~~W~~	1,544	1,327
Derivatives(*)		15,640	—

	~~W~~	20,181	8,671

Financial assets at fair value through other comprehensive income
Debt instruments
Government bonds	~~W~~	70	55
Financial assets carried at amortized cost
Deposits	~~W~~	13,125	13,418
Long-term loans		40,827	55,048

	~~W~~	53,952	68,466

	~~W~~	74,203	77,192

(*)	Represents valuation gain from currency interest rate swap contracts related to foreign currency denominated borrowings and bonds. The contracts are not designated as hedging instruments.

Other financial assets issued by related parties as of December 31, 2018 is ~~W~~2,000 million.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

7.	Inventories

Inventories as of December 31, 2019 and December 31, 2018 are as follows:

(In millions of won)		December 31, 2019	December 31, 2018
Finished goods	~~W~~	394,069	539,859
Work-in-process		696,993	791,396
Raw materials		341,004	500,413
Supplies		94,233	119,487

	~~W~~	1,526,299	1,951,155

For the years ended December 31, 2019 and 2018, the amount of inventories recognized as cost of sales including inventory write-downs and usage of inventory write-downs included in cost of sales are as follows:

(In millions of won)		2019	2018
Inventories recognized as cost of sales	~~W~~	20,834,648	20,439,681
Including: inventory write-downs		408,567	280,323
Including: usage of inventory write-downs		(280,323)	(184,139)

There were no significant reversals of inventory write-downs recognized during the years ended December 31, 2019 and 2018.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

8.	Investments

(a)	Investments in subsidiaries consist of the following:

(In millions of won)			December 31, 2019			December 31, 2018
Subsidiaries	Location	Business	Percentage of ownership		Book Value	Percentage of ownership		Book Value
LG Display America, Inc.	San Jose, U.S.A.	Sell display products	100%	~~W~~	36,815	100%	~~W~~	36,815
LG Display Germany GmbH	Eschborn, Germany	Sell display products	100%		19,373	100%		19,373
LG Display Japan Co., Ltd.	Tokyo, Japan	Sell display products	100%		15,686	100%		15,686
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	Sell display products	100%		35,230	100%		35,230
LG Display Nanjing Co., Ltd.	Nanjing, China	Manufacture display products	100%		593,726	100%		593,726
LG Display Shanghai Co., Ltd.	Shanghai, China	Sell display products	100%		9,093	100%		9,093
LG Display Poland Sp. z o.o.(*1)	Wroclaw, Poland	Manufacture display products	100%		160,361	100%		194,992
LG Display Guangzhou Co., Ltd.	Guangzhou, China	Manufacture display products	100%		293,557	100%		293,557
LG Display Shenzhen Co., Ltd.	Shenzhen, China	Sell display products	100%		3,467	100%		3,467
LG Display Singapore Pte. Ltd.	Singapore	Sell display products	100%		1,250	100%		1,250
L&T Display Technology (Fujian) Limited	Fujian, China	Manufacture and sell LCD module and LCD monitor sets	51%		10,123	51%		10,123
LG Display Yantai Co., Ltd.	Yantai, China	Manufacture display products	100%		169,195	100%		169,195
Nanumnuri Co., Ltd.	Gumi, South Korea	Provide janitorial services	100%		800	100%		800
LG Display (China) Co., Ltd.	Guangzhou, China	Manufacture and sell display products	51%		723,086	51%		723,086
Unified Innovative Technology, LLC	Wilmington, U.S.A.	Manage intellectual property	100%		9,489	100%		9,489
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	Sell display products	100%		218	100%		218
Global OLED Technology LLC	Herndon, U.S.A	Manage OLED intellectual property	100%		164,322	100%		164,322
LG Display Vietnam Haiphong Co., Ltd.(*2)	Haiphong, Vietnam	Manufacture display products	100%		672,658	100%		329,978
Suzhou Lehui Display Co., Ltd.	Suzhou, China	Manufacture and sell LCD module and LCD monitor sets	100%		121,640	100%		121,640
LG DISPLAY FUND I LLC(*3)	Wilmington, U.S.A	Invest in venture business and acquire technologies	100%		6,322	100%		2,249
LG Display High-Tech (China) Co., Ltd.(*4)	Guangzhou, China	Manufacture and sell display products	74%		1,794,547	69%		749,154
Money Market Trust	Seoul, Korea	Money market trust	100%		34,700	100%		24,501

				~~W~~	4,875,658		~~W~~	3,507,944

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

8.	Investments, Continued

(*1)

On July 1, 2019, LG Display Poland Sp. z o.o. (“LGDWR”) commenced the liquidation process and, for the year ended December 31, 2019, the Company recognized an impairment loss of ~~W~~34,631 million as finance cost for the difference between the carrying amount and the recoverable amount of investments in LGDWR.

(*2)

For the year ended December 31, 2019, the Company contributed ~~W~~342,680 million in cash for the capital increase of LG Display Vietnam Haiphong Co., Ltd. (“LGDVN”). There was no change in the Company’s ownership percentage in LGDVN as a result of this additional investment.

(*3)

For the year ended December 31, 2019, the Company contributed ~~W~~4,073 million in cash for the capital increase of LG DISPLAY FUND I LLC. There was no change in the Company’s ownership percentage in LG DISPLAY FUND I LLC as a result of this additional investment.

(*4)

For the year ended December 31, 2019, the Company contributed ~~W~~1,045,393 million in cash and cash equivalents, including the right to receive cash dividends amounting to ~~W~~177,509 million from LG Display Guangzhou Co., Ltd., for the capital increase of LG Display High-Tech (China) Co., Ltd. (“LGDCO”). The Company’s ownership percentage in LGDCO increased from 69% to 74% as a result.

(b)	Investments in associates consist of the following:

(In millions of won)
			December 31, 2019			December 31, 2018
Associates	Location	Business	Percentage of ownership		Book Value	Percentage of ownership		Book Value
Paju Electric Glass Co., Ltd.	Paju, South Korea	Manufacture glass for display	40%	~~W~~	45,089	40%	~~W~~	45,089
INVENIA Co., Ltd.(*1)	Seongnam, South Korea	Develop and manufacture equipment for display manufacture	—		—	13%		6,330
WooRee E&L Co., Ltd.(*2)	Ansan, South Korea	Manufacture LED back light unit packages	14%		7,310	14%		4,746
YAS Co., Ltd.	Paju, South Korea	Develop and manufacture deposition equipment for OLEDs	15%		10,000	15%		10,000
AVATEC Co., Ltd.(*3)	Daegu, South Korea	Process and sell glass for display	14%		8,000	17%		10,600
Arctic Sentinel, Inc.	Los Angeles, U.S.A.	Develop and manufacture tablet for kids	10%		—	10%		—
CYNORA GmbH(*4)	Bruchsal Germany	Develop organic emitting materials for displays and lighting devices	12%		4,714	14%		8,668
Material Science Co., Ltd.(*5)	Seoul, South Korea	Develop, manufacture and sell material for display	10%		2,354	10%		3,346
Nanosys Inc.(*6)	Milpitas, U.S.A.	Develop, manufacture and sell material for display	4%		5,183	4%		5,491

				~~W~~	82,650		~~W~~	94,270

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

8.	Investments, Continued

(*1)	During 2019, the Company disposed of the entire investments, 3,000,000 shares of common stock, in INVENIA Co., Ltd. and recognized ~~W~~2,770 million of gain on disposal as finance income.

(*2)	During 2019, the Company recognized a reversal of impairment loss of ~~W~~2,564 million as finance income for the investments in WooRee E&L Co., Ltd.

(*3)

During 2019, the Company disposed of 650,000 shares of common stock in AVATEC Co., Ltd. As of December 31, 2019, the Company’s ownership percentage in AVATEC Co., Ltd. is 14% and the Company recognized ~~W~~2,638 million of gain on disposal as finance income.

(*4)

During 2019, the Company recognized an impairment loss of ~~W~~3,954 million as finance cost for the investments in CYNORA GmbH. As of December 31, 2019, the Company’s ownership percentage in CYNORA GmbH decreased from 14% to 12% as the Company did not participate in the capital increase of CYNORA GmbH.

(*5)	During 2019, the Company recognized an impairment loss of ~~W~~992 million as finance cost for the investments in Material Science Co., Ltd.

(*6)	During 2019, the Company recognized a reversal of impairment loss of ~~W~~308 million as finance income for the investments in Nanosys Inc.

For the years ended December 31, 2019 and 2018, the aggregate amount of received dividends from subsidiaries and associates are ~~W~~18,622 million and ~~W~~95,553 million, respectively.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

9.	Property, Plant and Equipment

(a)	Changes in property, plant and equipment for the year ended December 31, 2019 are as follows:

(In millions of won)
		Land	Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Right-of- use asset	Others	Total
Acquisition cost as of January 1, 2019	~~W~~	461,828	4,860,942	34,433,030	652,723	8,469,901	—	479,594	49,358,018
Accumulated depreciation as of January 1, 2019		—	(2,444,534)	(31,062,229)	(569,823)	—	—	(250,977)	(34,327,563)
Accumulated impairment loss as of January 1, 2019		—	—	(28,001)	—	(17,890)	—	—	(45,891)

Book value as of January 1, 2019	~~W~~	461,828	2,416,408	3,342,800	82,900	8,452,011	—	228,617	14,984,564

Recognition of right-of-use assets on initial application of K-IFRS No. 1116		—	—	—	—	—	16,332	—	16,332
Adjusted book value as of January 1,2019,	~~W~~	461,828	2,416,408	3,342,800	82,900	8,452,011	16,332	228,617	15,000,896

Additions		—	—	—		1,647,209	3,874	—	1,651,083
Depreciation		—	(210,827)	(1,700,851)	(39,222)	—	(13,482)	(190,220)	(2,154,602)
Disposals		(7,844)	(4,947)	(557,241)	(1,519)	—	—	(16,912)	(588,463)
Impairment loss(*2)		—	(72,902)	(960,587)	(5,037)	(74,984)	(309)	(26,941)	(1,140,760)
Others (*3)		51	47,138	5,324,621	25,726	(5,608,483)	—	210,947	—
Government grants received		—	—	(4,207)	—	228	—	—	(3,979)

Book value as of December 31, 2019	~~W~~	454,035	2,174,870	5,444,535	62,848	4,415,981	6,415	205,491	12,764,175

Acquisition cost as of December 31, 2019	~~W~~	454,035	4,839,806	36,694,704	668,956	4,491,455	19,078	632,773	47,800,807

Accumulated depreciation as of December 31, 2019	~~W~~	—	(2,596,845)	(30,263,872)	(601,071)	—	(12,354)	(400,341)	(33,874,483)

Accumulated impairment loss as of December 31, 2019	~~W~~	—	(68,091)	(986,297)	(5,037)	(75,474)	(309)	(26,941)	(1,162,149)

(*1)	As of December 31, 2019, construction-in-progress mainly relates to construction of manufacturing facilities.
(*2)

During 2019, Display (AD PO) and Lighting CGUs were assessed for impairment, and impairment losses amounting to ~~W~~1,108,500 million (~~W~~986,579 million and ~~W~~121,921 million for Display (AD PO) and Lighting CGUs, respectively) are recognized as other non-operating expenses. Details of the impairment loss is explained in Note 10(e)).

(*3)	Others are mainly amounts transferred from construction-in-progress.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

9.	Property, Plant and Equipment, Continued

(b)	Changes in property, plant and equipment for the year ended December 31, 2018 are as follows:

(In millions of won)
		Land	Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2018	~~W~~	460,511	4,857,328	33,969,092	622,955	5,586,631	139,774	45,636,291
Accumulated depreciation as of January 1, 2018		—	(2,218,404)	(30,303,595)	(531,316)	—	(93,685)	(33,147,000)
Accumulated impairment loss as of January 1, 2018		—	—	(2,290)	—	—	—	(2,290)

Book value as of January 1, 2018	~~W~~	460,511	2,638,924	3,663,207	91,639	5,586,631	46,089	12,487,001
Additions		—	—	—	—	4,943,986	—	4,943,986
Depreciation		—	(225,710)	(1,584,542)	(39,522)	—	(143,359)	(1,993,133)
Disposals		(15)	(22)	(147,490)	(305)	—	(4,434)	(152,266)
Impairment loss		—	—	(25,711)	—	(17,890)	—	(43,601)
Others (*2)		1,332	3,216	1,438,365	31,088	(2,060,535)	330,321	(256,213)
Government grants received		—	—	(1,029)	—	(181)	—	(1,210)

Book value as of December 31, 2018	~~W~~	461,828	2,416,408	3,342,800	82,900	8,452,011	228,617	14,984,564

Acquisition cost as of December 31, 2018	~~W~~	461,828	4,860,942	34,433,030	652,723	8,469,901	479,594	49,358,018

Accumulated depreciation as of December 31, 2018	~~W~~	—	(2,444,534)	(31,062,229)	(569,823)	—	(250,977)	(34,327,563)

Accumulated impairment loss as of December 31, 2018	~~W~~	—	—	(28,001)	—	(17,890)	—	(45,891)

(*1)	As of December 31, 2018, construction-in-progress mainly relates to construction of manufacturing facilities.
(*2)	Others are mainly amounts transferred from construction-in-progress.

(c)	Capitalized borrowing costs and capitalization rate for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
		2019	2018
Capitalized borrowing costs	~~W~~	135,004	121,441
Capitalization rate		2.88%	2.74%

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

10.	Intangible Assets and Non-current Asset Impairment

(a)	Changes in intangible assets for the year ended December 31, 2019 are as follows:

(In millions of won)
		Intellectual property rights	Software	Member- ships	Develop- ment costs	Construction- in-progress (software)	Customer relation- ships	Technology	Goodwill	Others (*2)	Total
Acquisition cost as of January 1, 2019	~~W~~	686,707	895,186	56,959	2,142,832	33,867	59,176	11,074	72,588	13,077	3,971,466
Accumulated amortization as of January 1, 2019		(570,476)	(739,211)	—	(1,775,922)	—	(34,854)	(9,597)	—	(13,077)	(3,143,137)
Accumulated impairment loss as of January 1, 2019		—	—	(11,521)	—	—	—	—	—	—	(11,521)

Book value as of January 1, 2019	~~W~~	116,231	155,975	45,438	366,910	33,867	24,322	1,477	72,588	—	816,808
Additions - internally developed		—	—	—	437,945	—	—	—	—	—	437,945
Additions - external purchases		28,397	—	845	—	60,889	—	—	—	2	90,133
Amortization (*1)		(22,679)	(70,783)	—	(297,959)	—	(2,637)	(1,107)	—	(2)	(395,167)
Disposals		—	—	(1,816)	—	—	—	—	—	—	(1,816)
Impairment loss (*3)(*4)		(21,690)	(7,733)	—	(131,713)	—	(21,685)	—	(57,995)	—	(240,816)
Reversal of impairment loss		—	—	960	—	—	—	—	—	—	960
Transfer from construction-in-progress		—	80,553	—	—	(80,553)	—	—	—	—	—

Book value as of December 31, 2019	~~W~~	100,259	158,012	45,427	375,183	14,203	—	370	14,593	—	708,047

Acquisition cost as of December 31, 2019	~~W~~	715,104	975,739	55,988	2,580,777	14,203	59,176	11,074	72,588	13,079	4,497,728

Accumulated amortization as of December 31, 2019	~~W~~	(593,155)	(809,994)	—	(2,073,881)	—	(37,491)	(10,704)	—	(13,079)	(3,538,304)

Accumulated impairment loss as of December 31, 2019	~~W~~	(21,690)	(7,733)	(10,561)	(131,713)	—	(21,685)	—	(57,995)	—	(251,377)

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

10.	Intangible Assets and Non-current Asset Impairment, Continued

(*1)	The Company has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses, and research and development expenses.
(*2)	Others mainly consist of rights to use electricity and gas supply facilities.
(*3)

During 2019, Display(AD PO) and Lighting CGUs were assessed for impairment, and the impairment losses amounting to ~~W~~122,994 million (~~W~~17,650 million and ~~W~~105,344 million for Display(AD PO) and Lighting CGUs, respectively) are recognized as other non-operating expenses. The impairment amount is allocated to goodwill, customer relationships and others. Details of the impairment loss is explained in Note 10(e).

(*4)	The Company recognized an impairment loss amounting to ~~W~~117,822 million in connection with development projects that were terminated after the impairment review.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

10.	Intangible Assets and non-current asset impairment, Continued

(b)	Changes in intangible assets for the year ended December 31, 2018 are as follows:

(In millions of won)
		Intellectual property rights	Software	Member- ships	Develop- ment costs	Construction- in-progress (software)	Customer relation- ships	Technology	Goodwill	Others (*2)	Total
Acquisition cost as of January 1, 2018	~~W~~	665,645	810,270	54,834	1,769,998	30,722	59,176	11,074	72,588	13,077	3,487,384
Accumulated amortization as of January 1, 2018		(546,105)	(671,980)	—	(1,473,238)	—	(31,338)	(8,489)	—	(13,076)	(2,744,226)
Accumulated impairment loss as of January 1, 2018		—	—	(11,785)	—	—	—	—	—	—	(11,785)

Book value as of January 1, 2018	~~W~~	119,540	138,290	43,049	296,760	30,722	27,838	2,585	72,588	1	731,373
Additions - internally developed		—	—	—	372,835	—	—	—	—	—	372,835
Additions - external purchases		21,061	—	2,844	—	88,785	—	—	—	—	112,690
Amortization (*1)		(24,370)	(67,955)	—	(302,685)	—	(3,516)	(1,108)	—	(1)	(399,635)
Disposals		—	—	(721)	—	—	—	—	—	—	(721)
Impairment loss		—	—	(82)	—	—	—	—	—	—	(82)
Reversal of impairment loss		—	—	348	—	—	—	—	—	—	348
Transfer from construction-in-progress		—	85,640	—	—	(85,640)	—	—	—	—	—

Book value as of December 31, 2018	~~W~~	116,231	155,975	45,438	366,910	33,867	24,322	1,477	72,588	—	816,808

Acquisition cost as of December 31, 2018	~~W~~	686,707	895,186	56,959	2,142,832	33,867	59,176	11,074	72,588	13,077	3,971,466

Accumulated amortization as of December 31, 2018	~~W~~	(570,476)	(739,211)	—	(1,775,922)	—	(34,854)	(9,597)	—	(13,077)	(3,143,137)

Accumulated impairment loss as of December 31, 2018	~~W~~	—	—	(11,521)	—	—	—	—	—	—	(11,521)

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

10.	Intangible Assets and non-current asset impairment, Continued

(*1)	The Company has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses, and research and development expenses.
(*2)	Others mainly consist of rights to use electricity and gas supply facilities.

(c)

Development projects are divided into research activities and development activities. Expenditures on research activities are recognized in profit or loss and qualifying development expenditures are capitalized, respectively.

(d)	Development costs as of December 31, 2019 and 2018 are as follows:

(i)	As of December 31, 2019

(In millions of won and in years)
Classification	Product type		Book Value	Remaining Useful life
Development completed	Mobile	~~W~~	53,350	0.4
	TV		22,597	0.4
	Notebook		14,464	0.4
	Others		12,370	0.7

		~~W~~	102,781

Development in process	Mobile	~~W~~	157,483	—
	TV		42,587	—
	Notebook		46,167	—
	Others		26,165	—

		~~W~~	272,402

		~~W~~	375,183

(ii)	As of December 31, 2018

(In millions of won and in years)
Classification	Product type		Book Value	Remaining Useful life
Development completed	Mobile	~~W~~	108,467	0.5
	TV		28,001	0.5
	Notebook		4,458	0.6
	Others		9,475	0.5

		~~W~~	150,401

Development in process	Mobile	~~W~~	144,679	—
	TV		55,580	—
	Notebook		9,639	—
	Others		6,611	—

		~~W~~	216,509

		~~W~~	366,910

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

10.	Intangible Assets and non-current asset impairment, Continued

(e)	Impairment assessment

(i)

During 2019, the Company has distinguished Display (AD PO) and Lighting businesses as separate CGUs from the existing Display CGU due to the initiation of independent factory production of Display (AD PO) business and the decision of Lighting business planned discontinuance in response to business environmental changes. As of December 31, 2019 goodwill is allocated to the Display CGU amounts to ~~W~~14,593 million.

(ii)

Impairment on assets belonging to CGUs was assessed due to the decision of planned discontinuance of Lighting business and adverse changes in the business environment of Display (AD PO). The recoverable amount of each CGU is estimated based on its value in use. Value in use is calculated using the estimated pre-tax cash flow based on 5-year business plan approved by management. The estimated sales of the Company’s products used in the 5-year forecast was determined considering external sources and the Company’s past experience. Management estimated the future pre-tax cash flows based on its past performance and forecasts on market growth. The key assumptions used in the estimation of value in use of each CGU as of December 31, 2019 are as follows.

Classification	Lighting(*2)	Display(AD PO)(*3)	Display(*4)
Discount rate(*1)	6.1%	6.1%	6.1%
Terminal growth rate	0.0%	0.0%	1.0%

(*1)

The discount rate was calculated using the weighted average cost of equity capital and debt and the beta of equity capital was calculated as the average of five global listed companies in the same industry and the Company. Cost of debt was calculated by the interest rate of the Company’s publicly issued bonds and debt ratio was determined using the average of the debt ratios of the five global listed companies in the same industry and the Company.

(*2)

As a result of impairment test, the carrying amount of Lighting CGU which produces OLED lighting products was fully impaired with impairment loss of ~~W~~230,867 million recognized as other non-operating expense for the year ended December 31, 2019.

(*3)

In the Company’s consolidated financial statements, Display (AD PO) CGU, which produces plastic OLED mobile products and commenced mass production in 2019, is comprised of a group of assets of the Company and one subsidiary. The Company performed impairment test for its separate financial statements at the same level of CGU used in consolidated financial statements because the relevant assets in the CGU generate cash inflows largely independently only in combination with certain assets in the subsidiary. As a result of impairment test, the carrying amount of the Company’s assets for the Display (AD PO) exceeds the recoverable amount and an impairment loss of ~~W~~1,004,229 million was recognized as other non-operating expense for the year ended December 31, 2019. The value in use determined for this CGU is sensitive to the discount rate used in the discounted cash flow model.

(*4)

As a result of impairment test for Display CGU, the recoverable amount exceeds the carrying value. The value in use determined for this CGU is sensitive to assumptions such as the discount rate and terminal growth rate used in the discounted cash flow model.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

11.	Financial Liabilities

(a)	Financial liabilities as of December 31, 2019 and 2018 are as follows:

(In millions of won)		December 31, 2019	December 31, 2018
Current
Short-term borrowings	~~W~~	347,340	—
Current portion of long-term borrowings and bonds		1,117,218	1,040,148
Current portion of payment guarantee liabilities		5,674	4,693
Lease liabilities		4,357	—

	~~W~~	1,474,589	1,044,841

Non-current
Won denominated borrowings	~~W~~	2,692,560	2,700,608
Foreign currency denominated borrowings		1,626,709	626,136
Bonds		2,741,516	1,772,599
Payment guarantee liabilities		10,828	14,375
Derivatives(*)		20,592	25,758
Lease liabilities		2,200	—

	~~W~~	7,094,405	5,139,476

(*)	Represents currency interest rate swap contracts entered by the Company to hedge interest rate risks with respect to foreign currency denominated borrowings and bonds.

(b)	Foreign currency denominated short-term borrowings as of December 31, 2019 are as follows. There are none as of December 31, 2018.

(In millions of won and USD)
Lender	Annual interest rate as of December 31, 2019 (%)(*)		December 31, 2019
Standard Chartered Bank Korea Limited	12ML + 0.78~0.88	~~W~~	347,340

Foreign currency equivalent			USD 300

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

11.	Financial Liabilities, Continued

(c)	Won denominated long-term borrowings as of December 31, 2019 and 2018 are as follows :

(In millions of won)
Lender	Annual interest rate as of December 31, 2019 (%)(*)		December 31, 2019	December 31, 2018
Woori Bank	2.75	~~W~~	608	1,259
Korea Development Bank and others	CD rate (91days) + 1.00~1.39, 2.21~3.25		3,330,000	2,850,000
Less current portion of long-term borrowings			(638,048)	(150,651)

		~~W~~	2,692,560	2,700,608

(*)	CD represents certificate of deposit.

(d)	Foreign currency denominated long-term borrowings as of December 31, 2019 and 2018 are as follows :

(In millions of won and USD)
Lender	Annual interest rate as of December 31, 2019 (%)		December 31, 2019	December 31, 2018
The Export-Import Bank of Korea and others	3ML+0.75 ~1.70 6ML+1.25 ~1.35	~~W~~	1,696,177	955,975

Foreign currency equivalent			USD 1,465	USD 855
Less current portion of long-term borrowings			(69,468)	(329,839)

		~~W~~	1,626,709	626,136

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

11.	Financial Liabilities, Continued

(e)	Details of bonds issued and outstanding as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	Maturity	Annual interest rate as of December 31, 2019 (%)		December 31, 2019	December 31, 2018
Won denominated bonds (*1)
Publicly issued bonds	May 2020~February 2024	1.95~2.95	~~W~~	1,730,000	1,900,000
Privately issued bonds	May 2025~May 2033	3.25~4.25		110,000	110,000
Less discount on bonds				(3,404)	(3,949)
Less current portion				(409,702)	(559,658)

			~~W~~	1,426,894	1,446,393

Foreign currency denominated bonds (*2)
Publicly issued bonds	November 2021	3.88	~~W~~	347,340	335,430
Privately issued bonds	April 2023	3ML+1.47		115,780	—

Foreign currency equivalent				USD 400	USD 300

Less discount on bonds				(6,883)	(9,224)

			~~W~~	456,237	326,206

Financial liabilities at fair value through profit or loss
Foreign currency convertible bonds	August 2024	1.50	~~W~~	858,385	—

Foreign currency equivalent				USD 741	—

			~~W~~	2,741,516	1,772,599

(*1)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly.
(*2)	Principal of the foreign currency denominated bonds is to be repaid at maturity and interests are paid quarterly or semi-annually.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

11.	Financial Liabilities, Continued

(f)	Details of the convertible bonds issued and outstanding as of December 31, 2019 are as follows:

(In won, USD)		Description
Type		Unsecured foreign currency denominated convertible bonds

Issuance amount		USD 687,800,000

Annual interest rate (%)		1.50

Issuance date		August 22, 2019

Maturity date		August 22, 2024

Interest payment		Payable semi-annually in arrear until maturity date in equal installments commencing on issuance

Principal redemption		1. Redemption at maturity: Redeemed on the maturity date, at their outstanding principal amount, which has not been early redeemed or converted.

2. Advanced redemption:

The Company has a right to redeem in advance (call option) and the bondholders have a right to require the Company to redeem in advance (put option). At exercise, the outstanding principal amount together with accrued but unpaid interest are to be redeemed.

Conversion price	~~W~~	19,845 per common share (subject to adjustment based on diluted effects of certain events)

Conversion period		From August 23, 2020 to August 12, 2024

Redemption at the option of the issuer (Call option)

- On or at any time after 3 years from the issuance, if the closing price of the shares for any 20 trading days out of the 30 consecutive trading days is at least 130% of the applicable conversion price

- The aggregate principal amount of the convertible bonds outstanding is less than 10% of the aggregate principal amount originally issued, or

- In the event of certain changes in laws and other directives resulting in additional taxes for the holders

Redemption at the option of the bondholders (Put option)		On the day of 3 years from the issuance

The Company designated the convertible bonds as financial liabilities at fair value through profit of loss and recognized the change in fair value in profit or loss. The Company measures the convertible bond at fair value using the market price of convertible bonds disclosed on Bloomberg. The number of convertible shares as of December 31, 2019 is as follows:

(In won and No. of shares)		December 31, 2019
Aggregate outstanding amount of the convertible bonds	~~W~~	813,426,670,000
Conversion price	~~W~~	19,845
Number of common shares to be issued at conversion		40,988,998

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

12.	Employee Benefits

The Company’s defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Company.

The defined benefit plans expose the Company to actuarial risks, such as the risk associated with expected periods of service, interest rate risk, market (investment) risk, and others.

(a) Net defined benefit liabilities (employee benefits assets) recognized as of December 31 2019 and 2018 are as follows:

(In millions of won)		December 31, 2019	December 31, 2018
Present value of partially funded defined benefit obligations	~~W~~	1,476,866	1,592,366
Fair value of plan assets		(1,604,118)	(1,548,179)

	~~W~~	(127,252)	44,187

(b)	Changes in the present value of the defined benefit obligations for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)		2019	2018
Opening defined benefit obligations	~~W~~	1,592,366	1,560,525
Current service cost		192,528	203,062
Past service cost		(32,006)	(25,749)
Interest cost		42,360	49,145
Remeasurements (before tax)		(137,464)	(27,885)
Benefit payments		(95,099)	(88,056)
Curtailment of plans		(80,470)	(74,459)
Net transfers from (to) related parties		(5,349)	(4,217)

Closing defined benefit obligations	~~W~~	1,476,866	1,592,366

Weighted average remaining maturity of defined benefit obligations as of December 31, 2019, and 2018 are 15.1 years and 14.4 years, respectively.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

12.	Employee Benefits, Continued

(c)	Changes in fair value of plan assets for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
		2019	2018
Opening fair value of plan assets	~~W~~	1,548,179	1,465,990
Expected return on plan assets		41,826	48,184
Remeasurements (before tax)		(8,824)	(22,195)
Contributions by employer directly to plan assets		185,000	211,006
Benefit payments		(81,876)	(80,369)
Net transfers from (to) related parties		280	—
Curtailment of plans		(80,467)	(74,437)

Closing fair value of plan assets	~~W~~	1,604,118	1,548,179

(d)	Plan assets as of December 31, 2019 and 2018 are as follows:

(In millions of won)
		December 31, 2019	December 31, 2018
Guaranteed deposits in banks	~~W~~	1,604,118	1,548,179

As of December 31, 2019, the Company maintains the plan assets primarily with Mirae Asset Daewoo Co., Ltd., KB Insurance Co., Ltd. and others.

(e)	Expenses recognized in profit or loss for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
		2019	2018
Current service cost	~~W~~	192,528	203,062
Past service cost		(32,006)	(25,749)
Net interest cost		534	961

	~~W~~	161,056	178,274

Expenses are recognized as following in the separate statements of comprehensive income (loss):

(In millions of won)
		2019	2018
Cost of sales	~~W~~	119,147	134,879
Selling expenses		10,221	10,719
Administrative expenses		16,798	18,193
Research and development expenses		14,890	14,483

	~~W~~	161,056	178,274

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

12.	Employee Benefits, Continued

(f)	Remeasurements of net defined benefit liabilities (assets) included in other comprehensive income (loss) for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
		2019	2018
Balance at January 1	~~W~~	(165,613)	(170,134)
Remeasurements
Actuarial profit or loss arising from:
Experience adjustment		43,644	56,225
Demographic assumptions		(19,952)	(15,379)
Financial assumptions		113,772	(12,961)
Return on plan assets		(8,824)	(22,195)

	~~W~~	128,640	5,690

Income tax	~~W~~	(35,235)	(1,169)

Balance at December 31	~~W~~	(72,208)	(165,613)

(g)	Principal actuarial assumptions as of December 31, 2019 and 2018 (expressed as weighted averages) are as follows:

	December 31, 2019	December 31, 2018
Expected rate of salary increase	3.4%	4.3%
Discount rate for defined benefit obligations	2.4%	2.8%

Assumptions regarding future mortality are based on published statistics and mortality tables. The current mortality underlying the values of the liabilities in the defined benefit plans are as follows:

		December 31, 2019	December 31, 2018
Teens	Males	0.00%	0.01%
	Females	0.00%	0.00%
Twenties	Males	0.01%	0.01%
	Females	0.00%	0.00%
Thirties	Males	0.01%	0.01%
	Females	0.00%	0.01%
Forties	Males	0.02%	0.03%
	Females	0.01%	0.02%
Fifties	Males	0.04%	0.05%
	Females	0.02%	0.02%

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

12.	Employee Benefits, Continued

(h)	Reasonably possible changes to respective relevant actuarial assumptions would have affected the defined benefit obligations by the following amounts as of December 31, 2019:

(In millions of won)		Defined benefit obligation
		1% increase	1% decrease
Discount rate for defined benefit obligations	~~W~~	(194,432)	237,364
Expected rate of salary increase		233,106	(194,965)

13.	Provisions and Other Liabilities

(a)	Changes in provisions for the year ended December 31, 2019 are as follows:

(In millions of won)
		Litigations and claims	Warranties (*)	Others	Total
Balance at January 1, 2019	~~W~~	—	120,389	8,930	129,319
Additions		3,073	365,993	17,451	386,517
Usage		(3,073)	(257,407)	—	(260,480)

Balance at December 31, 2019	~~W~~	—	228,975	26,381	255,356

Current	~~W~~	—	161,857	26,381	188,238
Non-current	~~W~~	—	67,118	—	67,118

(*)

The provision for warranties on defective products is normally applicable for 18~36 months from the date of customer’s purchase. The provision is calculated by using historical and anticipated rates of warranty claims and costs per claim to satisfy the Company’s warranty obligation.

(b)	Other liabilities as of December 31, 2019 and 2018 are as follows:

(In millions of won)
		December 31, 2019	December 31, 2018
Current liabilities
Withholdings	~~W~~	13,049	16,181
Unearned revenues		25,012	11,073
Security deposits		9,310	165

	~~W~~	47,371	27,419

Non-current liabilities
Long-term accrued expenses	~~W~~	76,300	78,466
Long-term other accounts payable		1,062	3,081
Long-term advances received		6,852	2,116
Security deposits		1,690	10,790

	~~W~~	85,904	94,453

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

14.	Contingent Liabilities and Commitments

(a)	Legal Proceedings

Anti-trust litigations

Some individual claimants filed “follow-on” damages claims against the Company and other TFT-LCD manufacturers alleging violations of EU competition law. While the Company continues its vigorous defense of the various pending proceedings described above, as of December 31, 2019, the final results cannot be predicted.

Solas OLED Ltd. Litigations

In April 2019, Solas OLED Ltd. filed patent infringement actions against the Company and television manufacturers in the United States District Court for the Western District of Texas as well as the Company and its subsidiary, LG Display Germany GmbH, and television manufacturers in Mannheim District Court in Germany. As of December 31, 2019, the value of litigation has not been finalized, and the final results cannot be predicted.

Others

The Company is involved in various disputes in addition to pending proceedings described above. The Company cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the disputes.

(b)	Commitments

Factoring and securitization of accounts receivable

The Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,360 million (~~W~~1,574,608 million) in connection with the Company’s export sales transactions with its subsidiaries. As of December 31, 2019, there are no outstanding short-term borrowings that are past due in connection with these agreements. In connection with all of the contracts in this paragraph, the Company has sold its accounts receivable with recourse.

The Company has a credit facility agreement with Shinhan Bank and several other banks pursuant to which the Company could sell its accounts receivables up to an aggregate of ~~W~~671,542 million in connection with its domestic and export sales transactions and, as of December 31, 2019, ~~W~~25,528 million accounts and notes receivable sold to Shinhan Bank were outstanding in connection with the agreement. In connection with the contract above, the Company has sold its accounts receivable without recourse.

Letters of credit

As of December 31, 2019, the Company has agreements in relation to the opening of letters of credit up to USD 150 million (~~W~~173,670 million) with KEB Hana Bank, USD 50 million (~~W~~57,890 million) with Sumitomo Mitsui Banking Corporation, USD 100 million (~~W~~115,780 million) with Industrial Bank of Korea and USD 100 million (~~W~~115,780 million) with Industrial and Commercial Bank of China.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

14.	Contingent Liabilities and Commitments, Continued

Payment guarantees

The Company provides payment guarantees to LG Display Vietnam Haiphong, Co., Ltd. in connection with the principal amount of term loan credit facilities amounting to USD 1,302 million (~~W~~1,506,921 million) and payables for facilities amounting to USD 57 million (~~W~~66,150 million).

In addition, the Company obtained payment guarantees amounting to USD 1,075 million (~~W~~1,244,635 million) from KEB Hana Bank and others for advances received related to the long-term supply agreements. The Company also obtained payment guarantees amounting to USD 306 million (~~W~~354,070 million) from Korea Development Bank for foreign currency denominated bonds.

License agreements

As of December 31, 2019, the Company has technical license agreements with Hitachi Display, Ltd. and others in relation to its LCD business and patent cross license agreement with Universal Display Corporation in relation to its OLED business. Also, the Company has a trademark license agreement with LG Corp. as of December 31, 2019.

Long-term supply agreement

As of December 31, 2019, in connection with long-term supply agreements with customers, the Company recognized USD 875 million (~~W~~1,013,075 million) in advances received. The advances received will be offset against outstanding accounts receivable balances after a given period of time, as well as those arising from the supply of products thereafter. The Company received payment guarantees amounting to USD 1,075 million (~~W~~1,244,635 million) from KEB Hana Bank and other various banks relating to advances received (see Note 14(b) payment guarantees).

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

15.	Share Capital

The Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~5,000), and as of December 31, 2019 and December 31, 2018, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2018 to December 31, 2019.

16.	Retained earnings

(a)	Retained earnings as of December 31, 2019 and 2018 are as follows:

(In millions of won)
		2019	2018
Legal reserve	~~W~~	212,158	212,158
Other reserve		68,251	68,251
Defined benefit plan actuarial loss		(72,208)	(165,613)
Retained earnings		6,417,700	9,057,593

	~~W~~	6,625,901	9,172,389

(b)	For the years ended December 31, 2019 and 2018, details of the Company’s appropriations of retained earnings are as follows:

(In millions of won, except for cash dividend per common stock)
		2019	2018
Retained earnings before appropriations
Unappropriated retained earnings carried over from prior year	~~W~~	9,057,593	9,499,884
Loss for the year		(2,639,893)	(442,291)

Unappropriated retained earnings carried forward to the following year	~~W~~	6,417,700	9,057,593

For the years ended December 31, 2019 and 2018, the date of appropriation is March 20, 2020 and March 15, 2019, respectively.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

17.	Revenue

Details of revenue for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
		2019	2018
Sales of goods	~~W~~	21,593,333	22,324,003
Royalties		40,271	20,970
Others		24,725	26,714

	~~W~~	21,658,329	22,371,687

18.	The Nature of Expenses and Others

The classification of expenses by nature for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
		2019	2018
Changes in inventories	~~W~~	424,856	(268,910)
Purchases of raw materials, merchandise and others		8,616,802	8,875,141
Depreciation and amortization		2,549,770	2,392,768
Outsourcing		6,377,774	6,012,740
Labor		2,398,422	2,592,716
Supplies and others		615,620	795,935
Utility		711,890	728,166
Fees and commissions		466,415	522,328
Shipping		65,986	102,913
Advertising		192,333	111,972
Warranty		365,993	207,892
Travel		85,091	95,003
Taxes and dues		58,899	59,207
Impairment loss on property, plant and equipment		1,140,760	43,601
Impairment loss on intangible assets		240,816	82
Others		560,225	650,483

	~~W~~	24,871,652	22,922,037

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

19.	Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
		2019	2018
Salaries(*1)	~~W~~	410,355	396,223
Expenses related to defined benefit plans(*2)		27,109	29,023
Other employee benefits		47,976	42,987
Shipping		48,256	72,876
Fees and commissions		129,209	136,417
Depreciation		107,571	111,133
Taxes and dues		2,478	4,777
Advertising		192,333	111,972
Warranty		365,993	207,892
Rent		588	10,597
Insurance		6,026	6,175
Travel		17,338	18,197
Training		9,535	10,910
Others		38,578	39,486

	~~W~~	1,403,345	1,198,665

(*1)	Expenses recognized in relation to employee termination benefits for the years ended December 31, 2019 and 2018 amount to ~~W~~218,826 million and ~~W~~184,941 million, respectively.
(*2)	Expenses recognized in relation to employee defined contribution plan for the years ended December 31, 2019 and 2018 amount to ~~W~~89 million and ~~W~~111 million, respectively.

20.	Personnel Expenses

Details of personnel expenses for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
		2019	2018
Salaries and wages	~~W~~	2,062,943	2,280,341
Other employee benefits		285,794	312,050
Contributions to National Pension plan		73,149	75,668
Expenses related to defined benefit plan and defined contribution plan(*)		161,848	179,137

	~~W~~	2,583,734	2,847,196

(*)	Expenses recognized in relation to employee defined contribution plan for the year ended December 31, 2019 and 2018 amount to ~~W~~792 million and ~~W~~863 million, respectively.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

21.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
		2019	2018
Foreign currency gain	~~W~~	752,629	483,160
Gain on disposal of property, plant and equipment		54,756	42,864
Gain on disposal of intangible assets		552	239
Reversal of impairment loss on intangible assets		960	348
Rental income		1,832	1,764
Others		24,785	13,172

	~~W~~	835,514	541,547

(b)	Details of other non-operating expenses for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
		2019	2018
Foreign currency loss	~~W~~	800,082	499,652
Other bad debt expense		1,349	23
Loss on disposal of property, plant and equipment		25,851	8,615
Impairment loss on property, plant and equipment		1,140,760	43,601
Loss on disposal of intangible assets		18	—
Impairment loss on intangible assets		240,816	82
Donations		592	7,294
Others		19,692	17,740

	~~W~~	2,229,160	577,007

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

22.	Finance Income and Finance Costs

Finance income and costs recognized in profit or loss for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
Finance income		2019	2018
Interest income	~~W~~	13,633	17,938
Dividend income		18,622	95,553
Foreign currency gain		77,502	10,170
Gain on disposal of investments		5,408	1,111
Reversal of impairment loss of investments		2,564	—
Gain on transaction of derivatives		21,752	2,075
Gain on valuation of derivatives		59,781	13,059
Gain on valuation of financial assets at fair value through profit or loss		402	4,362
Other	~~W~~	5,302	4,033

		204,966	148,301

Finance costs
Interest expense	~~W~~	134,894	35,108
Foreign currency loss		104,153	39,869
Impairment loss on investments		39,884	23,059
Loss on sale of trade accounts and notes receivable		1,769	875
Loss on valuation of financial assets at fair value through profit or loss		4,531	225
Loss on valuation of financial liabilities at fair value through profit or loss		56,384	—
Loss on transaction of derivatives		—	49
Loss on valuation of derivatives		17,999	26,600
Other		12,242	3,867

	~~W~~	371,856	129,652

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

23.	Income Taxes

(a)	Details of income tax expense for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
		2019	2018
Current tax expense (benefit)
Current year	~~W~~	9,328	(3,883)
Adjustment for prior years		(163,203)	82,225

	~~W~~	(153,875)	78,342
Deferred tax benefit
Origination and reversal of temporary differences	~~W~~	(875,314)	(190,675)
Change in unrecognized deferred tax assets		324,301	64,818

	~~W~~	(551,013)	(125,857)

Income tax benefit	~~W~~	(704,888)	(47,515)

(b)	Income taxes recognized directly in other comprehensive income or loss for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)		2019			2018
		Before tax	Tax expense	Net of tax	Before tax	Tax expense	Net of tax
Remeasurements of net defined benefit liabilities (assets)	~~W~~	128,640	(35,235)	93,405	5,690	(1,169)	4,521

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

23.	Income Taxes, Continued

(c)	Reconciliation of the actual effective tax rate for the years ended December 31, 2019 and 2018 is as follows:

(In millions of won)		2019		2018
Loss for the year	~~W~~		(2,639,893)		(442,291)
Income tax benefit			(704,888)		(47,515)

Loss before income tax			(3,344,781)		(489,806)

Income tax benefit using the Company’s statutory tax rate		25.67%	(858,605)	26.65%	(130,533)
Non-deductible expenses		(0.53%)	17,870	(6.76%)	33,112
Tax credits		1.35%	(45,237)	19.97%	(97,822)
Change in unrecognized deferred tax assets		(9.70%)	324,301	(13.23%)	64,818
Adjustment for prior years (*1)		4.88%	(163,203)	(16.79%)	82,225
Effect on change in tax rate		(0.66%)	22,201	0.41%	(2,007)
Others		0.07%	(2,215)	(0.55%)	2,692

Actual income tax benefit	~~W~~		(704,888)		(47,515)

Actual effective tax rate			(*2)		(*2)

(*1)	Consist of changes in tax credits in amended tax returns and expected amount of income tax adjustment in relation to the transfer price investigation and others.
(*2)	Actual effective tax rate are not calculated due to loss before income tax.

(d)	Tax uncertainties

In June 2019, LG Display Guangzhou Co., Ltd., LG Display Yantai Co., Ltd. and LG Display Nanjing Co., Ltd., the subsidiaries of the Company, were imposed of additional income taxes amounting to ~~W~~127.1 billion, in aggregate, by the Chinese tax authorities in connection with the transfer price investigation initiated in 2015.

OECD Guidelines, the Korea-China tax treaty, and the domestic tax laws of both countries stipulate mutual agreements to resolve double taxation. In July 2019, the Company registered an application form to request an initiation of a mutual agreement to receive the estimated amount of ~~W~~109.2 billion corporate tax adjustment from the Korea National Tax Service. The application was officially registered and the two tax authorities held their first meeting in November 2019 and further consultation will be conducted in 2020.

Meanwhile, the Company expects that the mutual agreement between tax authorities will be processed and be resolved within a reasonable period in favor of the Company and the Company recognized the estimated income tax refund as current tax asset, as of December 31, 2019.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

24.	Deferred Tax Assets and Liabilities

(a)	Unrecognized deferred tax liabilities

As of December 31, 2019, in relation to the taxable temporary differences on investments in subsidiaries amounting to ~~W~~211,264 million, the Company did not recognize deferred tax liabilities since the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future.

(b)	Unused tax credit carryforwards for which no deferred tax asset is recognized

Realization of deferred tax assets related to tax credit carryforwards is dependent on whether sufficient taxable income will be generated prior to their expiration. As of December 31, 2019, the amount of unused tax credit carryforwards for which no deferred tax asset is recognized and their expiration dates are as follows:

(In millions of won)
		Total	December 31, 2020	December 31, 2021	December 31, 2022	December 31, 2023	December 31, 2024
Tax credit carryforwards	~~W~~	549,056	44,692	70,646	220,135	114,845	98,738

(c)	Deferred tax assets and liabilities are attributable to the following:

(In millions of won)
		Assets		Liabilities		Total
		December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Other accounts receivable, net	~~W~~	—	—	(4,364)	(1,013)	(4,364)	(1,013)
Inventories, net		78,730	53,882	—	—	78,730	53,882
Accrued expenses		120,854	121,508	—	—	120,854	121,508
Property, plant and equipment		465,883	191,073	—	—	465,883	191,073
Intangible assets		19,422	925	—	—	19,422	925
Provisions		59,875	32,468	—	—	59,875	32,468
Gain or loss on foreign currency translation, net		—	13	—	—	—	13
Others		52,293	17,932	—	—	52,293	17,932
Tax loss carryforwards		536,684	126,755	—	—	536,684	126,755
Tax credit carryforwards		38,337	308,393	—	—	38,337	308,393

Deferred tax assets (liabilities)	~~W~~	1,372,078	852,949	(4,364)	(1,013)	1,367,714	851,936

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

24.	Deferred Tax Assets and Liabilities, Continued

(d)	Changes in deferred tax assets and liabilities for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
		January 1, 2018	Profit or loss	Other compre- hensive income (loss)	December 31, 2018	Profit or loss	Other compre- hensive income (loss)	December 31, 2019
Other accounts receivable, net	~~W~~	(1,378)	365	—	(1,013)	(3,351)	—	(4,364)
Inventories, net		30,688	23,194	—	53,882	24,848	—	78,730
Defined benefit liabilities, net		2,375	(1,206)	(1,169)	—	35,235	(35,235)	—
Accrued expenses		179,112	(57,604)	—	121,508	(654)	—	120,854
Property, plant and equipment		206,900	(15,827)	—	191,073	274,810	—	465,883
Intangible assets		1,249	(324)	—	925	18,497	—	19,422
Provisions		27,018	5,450	—	32,468	27,407	—	59,875
Gain or loss on foreign currency translation, net		13	—	—	13	(13)	—	—
Others		12,345	5,587	—	17,932	34,361	—	52,293
Tax loss carryforwards		—	126,755	—	126,755	409,929	—	536,684
Tax credit carryforwards		268,926	39,467	—	308,393	(270,056)	—	38,337

Deferred tax assets (liabilities)	~~W~~	727,248	125,857	(1,169)	851,936	551,013	(35,235)	1,367,714

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

25.	Loss per Share

(a)	Basic loss per share for the years ended December 31, 2019 and 2018 are as follows:

(In won and No. of shares)		2019	2018
Loss for the year	~~W~~	(2,639,892,599,202)	(442,291,281,486)
Weighted-average number of common stocks outstanding		357,815,700	357,815,700

Basic loss per share	~~W~~	(7,378)	(1,236)

For the years ended December 31, 2019 and 2018, there were no events or transactions that resulted in changes in the number of common stocks used for calculating basic loss per share.

(b)

The Company issued potential common stocks as a result of an issuance of the convertible bonds on August 22, 2019. Diluted loss per share is not different from basic loss per share due to loss for the year ended December 31, 2019. As of December 31, 2019, 40,988,998 options were excluded from the calculation of weighted-average number of common stocks due to antidilution.

26.	Financial Risk Management

The Company is exposed to credit risk, liquidity risk and market risks. The Company identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below an acceptable level.

(a)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(i) Currency risk

The Company is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, JPY, etc.

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Company, primarily KRW and USD.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Company adopts policies to ensure that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. Meanwhile, the Company entered into currency interest rate swap contracts to hedge currency risk with respect to foreign currency borrowings and bonds.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

26.	Financial Risk Management, Continued

i)	Exposure to currency risk

The Company’s exposure to foreign currency risk based on notional amounts as of December 31, 2019 and 2018 are as follows:

(In millions)
	December 31, 2019
	USD	JPY	CNY	PLN	EUR
Cash and cash equivalents	907	3	2	1	2
Trade accounts and notes receivable	2,880	3,974	—	—	—
Non-trade receivable	306	452	—	—	—
Trade accounts and notes payable	(1,035)	(7,346)	—	—	—
Other accounts payable	(145)	(3,619)	—	—	(9)
Financial liabilities	(2,900)	—	—	—	—

Aggregate notional amounts in the separate statements of financial position	13	(6,536)	2	1	(7)

Currency swap contracts	2,085	—	—	—	—

Net exposure	2,098	(6,536)	2	1	(7)

(In millions)
	December 31, 2018
	USD	JPY	CNY	PLN	EUR
Cash and cash equivalents	66	—	54	1	7
Trade accounts and notes receivable	2,809	2,937	—	—	—
Non-trade receivable	48	836	1,018	—	—
Trade accounts and notes payable	(1,392)	(11,477)	—	—	—
Other accounts payable	(117)	(13,982)	—	(18)	(2)
Financial liabilities	(1,163)	—	—	—	—

Aggregate notional amounts in the separate statements of financial position	251	(21,686)	1,072	(17)	5

Currency swap contracts	780	—	—	—	—

Net exposure	1,031	(21,686)	1,072	(17)	5

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

26.	Financial Risk Management, Continued

Average exchange rates applied for the years ended December 31, 2019 and 2018 and the exchange rates at December 31, 2019 and December 31, 2018 are as follows:

(In won)		Average rate			Reporting date spot rate
		2019	2018		December 31, 2019	December 31, 2018
USD	~~W~~	1,165.46	1,100.21	~~W~~	1,157.80	1,118.10
JPY		10.70	9.96		10.63	10.13
CNY		168.56	166.41		165.74	162.76
PLN		303.62	304.87		304.87	297.33
EUR		1,304.52	1,298.53		1,297.43	1,279.16

ii) Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Company’s assets or liabilities denominated in a foreign currency as of December 31, 2019 and 2018, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Company considers to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)		December 31, 2019			December 31, 2018
		Equity	Profit or loss		Equity	Profit or loss
USD (5 percent weakening)	~~W~~	88,054	88,054	~~W~~	41,788	41,788
JPY (5 percent weakening)		(2,520)	(2,520)		(7,965)	(7,965)
CNY (5 percent weakening)		12	12		6,325	6,325
PLN (5 percent weakening)		11	11		(183)	(183)
EUR (5 percent weakening)		(329)	(329)		232	232

A stronger won against the above currencies as of December 31, 2019 and 2018 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

26.	Financial Risk Management, Continued

(ii) Interest rate risk

Interest rate risk arises principally from the Company’s bonds and borrowings. The Company establishes and applies its policy to reduce uncertainty arising from fluctuations in the interest rate and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures. Meanwhile, the Company entered into currency interest rate swap contracts amounting to USD 1,785 million (~~W~~2,066,673 million) in notional amount to hedge interest rate risk with respect to variable interest rate applied foreign currency denominated borrowings.

i) Profile

The interest rate profile of the Company’s interest-bearing financial instruments as of December 31, 2019 and 2018 is as follows:

(In millions of won)		December 31, 2019	December 31, 2018
Fixed rate instruments
Financial assets	~~W~~	1,182,579	550,644
Financial liabilities		(6,066,554)	(5,033,515)

	~~W~~	(4,883,975)	(4,482,871)

Variable rate instruments
Financial liabilities	~~W~~	(2,458,789)	(1,105,976)

ii) Equity and profit or loss sensitivity analysis for variable rate instruments

For the years ended December 31, 2019 and 2018, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for the respective following years. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)
		Equity		Profit or loss
		1%p increase	1%p decrease	1%p increase	1%p decrease
December 31, 2019
Variable rate instruments(*)	~~W~~	(2,847)	2,847	(2,847)	2,847
December 31, 2018
Variable rate instruments(*)	~~W~~	(8,018)	8,018	(8,018)	8,018

(*) Financial instruments related to currency interest rate swap not qualified for hedging are excluded.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

26.	Financial Risk Management, Continued

(b) Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers.

The Company’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the default risk of the country in which each customer operates, do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Company establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

In relation to the impairment of financial assets subsequent to initial recognition, the Company recognizes the changes in expected credit loss (“ECL”) at each reporting date in order to reflect changes in the credit risks based on ECL model.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of December 31, 2019 and 2018 are as follows:

(In millions of won)
		December 31, 2019	December 31, 2018
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	1,105,245	473,283
Deposits in banks		77,268	77,211
Trade accounts and notes receivable, net		3,565,860	3,389,108
Non-trade receivables		438,659	316,069
Accrued income		1,281	5,894
Deposits		13,125	13,418
Short-term loans		21,623	16,116
Long-term loans		40,827	55,048
Long-term non-trade receivables		19,899	25,823

	~~W~~	5,283,787	4,371,970

Financial assets at fair value through profit or loss
Convertible bonds	~~W~~	1,544	1,327
Derivatives		49,676	13,059

	~~W~~	51,220	14,386

Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	76	161

	~~W~~	5,335,083	4,386,517

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

26.	Financial Risk Management, Continued

In addition to the financial assets above, as of December 31, 2019, the Company provides payment guarantees in connection with the principal amount of credit facilities amounting to USD 1,302 million (~~W~~1,506,921 million) and payables for facility purchases amounting to USD 57 million (~~W~~66,150 million), for its subsidiary.

Trade accounts and notes receivables are insured in order to manage credit risk if it does not meet the Company’s internal credit ratings. Uninsured trade accounts and notes receivables are managed by continuous monitoring of internal credit ratings and seeking insurance coverage, if necessary.

(c) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Company does not generate sufficient cash flows from operations to meet its capital requirements, the Company relies on other financing activities, such as external long-term borrowings and offerings of debt securities, equity-linked and other debt securities. In addition, the Company maintains a line of credit with various banks.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

26.	Financial Risk Management, Continued

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of December 31, 2019.

(In millions of won)			Contractual cash flows in
		Carrying amount	Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	5,374,125	5,813,355	691,013	523,231	1,070,782	3,389,181	139,148
Bonds		3,151,218	3,306,729	297,649	184,878	908,281	1,780,014	135,907
Trade accounts and notes payable		2,682,403	2,682,403	2,682,403	—	—	—	—
Other accounts payable		1,001,024	1,001,024	999,958	1,066	—	—	—
Other accounts payable (enterprise procurement cards)(*1)		2,328,016	2,353,355	1,287,023	1,066,332	—	—	—
Long-term other accounts payable		1,062	1,062	—	—	1,062	—	—
Payment guarantee(*2)		16,502	1,637,522	51,094	118,907	316,255	1,079,665	71,601
Security deposits received		11,000	11,000	3,980	5,330	1,690	—	—
Lease liabilities		6,557	6,748	2,889	1,608	1,741	510	—

Derivative financial liabilities
Derivatives	~~W~~	20,592	(13,101)	—	—	(4,870)	(8,231)	—

	~~W~~	14,592,499	16,800,097	6,016,009	1,901,352	2,294,941	6,241,139	346,656

(*1) Represents the amount of utility expenses and others paid by enterprise procurement cards and the outstanding payables are settled at the end of the billing cycle. The payments to the card company arises from operating activities of purchasing of goods and services thus the related cash flow is disclosed as operating activities.

(*2) Contractual cash flows of payment guarantee is identical to timing of principal payment and represent the maximum amount that the Company could be required to pay the guarantee amount.

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

26.	Financial Risk Management, Continued

(d) Capital Management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders.

(In millions of won)
		December 31, 2019	December 31, 2018
Total liabilities	~~W~~	16,716,587	13,849,525
Total equity		10,666,093	13,212,581
Cash and deposits in banks (*1)		1,182,502	550,483
Borrowings (including bonds)		8,525,343	6,139,491
Total liabilities to equity ratio		157%	105%
Net borrowings to equity ratio (*2)		69%	42%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposits in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds and excluding lease liabilities) less cash and current deposits in banks by total equity.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

26.	Financial Risk Management, Continued

(e) Determination of fair value

(i) Measurement of fair value

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

i) Current Assets and Liabilities

The carrying amounts approximate their fair value because of the short maturity of these instruments.

ii) Trade receivables and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of current receivables approximate their fair value.

iii) Investments in equity and debt securities

The fair value of marketable financial assets at FVTPL and at FVOCI is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable instruments is determined using the results of fair value assessment performed by external valuation institution and others.

iv) Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

26.	Financial Risk Management, Continued

(ii) Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the separate statement of financial position as of December 31, 2019 and 2018 are as follows:

(In millions of won)		December 31, 2019			December 31, 2018
		Carrying amounts	Fair values		Carrying amounts	Fair values
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	1,105,245	(	*)	473,283	(	*)
Deposits in banks		77,268	(	*)	77,211	(	*)
Trade accounts and notes receivable		3,565,860	(	*)	3,389,108	(	*)
Non-trade receivables		438,659	(	*)	316,069	(	*)
Accrued income		1,281	(	*)	5,894	(	*)
Deposits		13,125	(	*)	13,418	(	*)
Short-term loans		21,623	(	*)	16,116	(	*)
Long-term loans		40,827	(	*)	55,048	(	*)
Long-term non-trade receivables		19,899	(	*)	25,823	(	*)
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	2,997	2,997		7,344	7,344
Convertible bonds		1,544	1,544		1,327	1,327
Derivatives		49,676	49,676		13,059	13,059
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	76	76		161	161
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	20,592	20,592		25,758	25,758
Convertible bonds		858,385	858,385		—	—
Financial liabilities carried at amortized cost
Borrowings	~~W~~	5,374,125	5,438,952		3,807,234	3,862,709
Bonds		2,292,833	2,345,867		2,332,257	2,384,987
Trade accounts and notes payable		2,682,403	(	*)	3,186,123	(	*)
Other accounts payable		3,329,040	(	*)	1,746,412	(	*)
Long-term other accounts payable		1,062	(	*)	3,081	(	*)
Payment guarantee liabilities		16,502	(	*)	19,068	(	*)
Security deposits received		11,000	(	*)	10,955	(	*)
Lease liabilities		6,557	(	*)	—	—

(*)	Excluded from disclosures as the carrying amount approximates fair value.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

26.	Financial Risk Management, Continued

(iii) Fair values of financial assets and liabilities

i) Fair value hierarchy

The table below analyzes financial instruments carried at fair value based on the input variables used in the valuation method to measure fair value of assets and liabilities. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii) Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of December 31, 2019 and 2018 are as follows:

(In millions of won)		December 31, 2019
		Level 1	Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	2,997	2,997
Convertible bonds		—	—	1,544	1,544
Derivatives		—	—	49,676	49,676
Financial asset at fair value through other comprehensive income
Debt instruments		76	—	—	76
Financial liabilities at fair value through profit or loss
Derivatives		—	—	20,592	20,592
Convertible bonds		858,385	—	—	858,385

(In millions of won)		December 31, 2018
		Level 1	Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	7,344	7,344
Convertible bonds		—	—	1,327	1,327
Derivatives		—	—	13,059	13,059
Financial asset at fair value through other comprehensive income
Debt instruments		161	—	—	161
Financial liabilities at fair value through profit or loss
Derivatives		—	—	25,758	25,758

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

26.	Financial Risk Management, Continued

iii) Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of December 31, 2019 and December 31, 2018 are as follows:

(In millions of won)		December 31, 2019			Valuation technique	Input
Classification		Level 1	Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	5,438,952	Discounted cash flow	Discount rate
Bonds		—	—	2,345,867	Discounted cash flow	Discount rate

(In millions of won)		December 31, 2018			Valuation technique	Input
Classification		Level 1	Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	3,862,709	Discounted cash flow	Discount rate
Bonds		—	—	2,384,987	Discounted cash flow	Discount rate

iv) The interest rates applied for determination of the above fair value as of December 31, 2019 and 2018 are as follows:

		December 31, 2019			December 31, 2018
Borrowings, bonds and others		1.87~3.56%			2.09~3.37%

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

27.	Leases

Refer to accounting policies in Note 3(l).

The Company leases buildings, vehicles, machinery and equipment and others. Information about leases for which the Company is a lessee is presented below.

(i) Right-of-use assets

Right-of-use assets are presented as property, plant and equipment (see Note 9(a)).

(In millions of won)
		Buildings	Land	Machinery and equipment	Vehicles	Others	Total
Balance at January 1	~~W~~	9,338	—	1,021	5,922	51	16,332
Additions		307	2	1,271	2,253	41	3,874
Depreciation		(8,602)	(1)	(1,091)	(3,726)	(62)	(13,482)
Impairment		(121)	—	(21)	(167)	—	(309)

Balance at December 31	~~W~~	922	1	1,180	4,282	30	6,415

(ii) Amounts recognized in profit or loss not from right-of-use assets

(In millions of won)
		December 31, 2019
Interest on lease liabilities	~~W~~	(357)
Expenses relating to short-term leases		(417)
Expenses relating to leases of low-value assets		(257)

(iii) Lease liabilities

(In millions of won)
		December 31, 2019
Balance at January 1, 2019	~~W~~	16,332
Additions		3,874
Interest expense		357
Repayment of liabilities		(14,006)

Balance at December 31, 2019	~~W~~	6,557

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

28.	Changes in liabilities arising from financing activities

Changes in liabilities arising from financing activities for the year ended December 31, 2019 are as follows:

(In millions of won)
		January 1, 2019		Non-cash transactions
			Cash flows from financing activities	Reclassification	Gain or loss on foreign currency translation	Effective interest adjustment	Others	December 31, 2019
Short-term borrowings	~~W~~	—	336,580	—	10,760	—	—	347,340
Current portion of long-term borrowings and bonds		1,040,148	(1,043,649)	1,114,595	5,541	583	—	1,117,218
Payment guarantee liabilities		19,068	5,068	—	—	—	(7,634)	16,502
Long-term borrowings		3,326,744	1,669,148	(705,134)	28,511	—	—	4,319,269
Bonds		1,772,599	1,323,251	(409,461)	(20,351)	10,568	64,910	2,741,516
Lease liabilities		16,332	(14,006)	—	—	357	3,874	6,557

	~~W~~	6,174,891	2,276,392	—	24,461	11,508	61,150	8,548,402

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

29.	Related Parties and Others

(a) Related parties

Related parties as of December 31, 2019 are as follows:

Classification	Description
Subsidiaries(*)	LG Display America, Inc. and others
Associates(*)	Paju Electric Glass Co., Ltd. and others
Entity that has significant influence over the Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Company	Subsidiaries of LG Electronics Inc.

(*)	Details of subsidiaries and associates are described in Note 8.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

29.	Related Parties and Others, Continued

(b) Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)		2019
				Purchase and others
		Sales and others	Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	9,425,243	—	—	—	—	6
LG Display Japan Co., Ltd.		2,229,825	—	—	—	—	5
LG Display Germany GmbH		1,676,418	—	—	—	—	4,452
LG Display Taiwan Co., Ltd.		1,433,672	—	—	—	—	595
LG Display Nanjing Co., Ltd.		9,791	—	3,671	—	1,423,501	28,206
LG Display Shanghai Co., Ltd.		978,886	—	—	—	—	—
LG Display Poland Sp. z o.o.		47	—	—	—	7,535	1,717
LG Display Guangzhou Co., Ltd.		111,242	—	11,987	—	2,105,906	33,014
LG Display Shenzhen Co., Ltd.		407,115	—	—	—	—	—
LG Display Yantai Co., Ltd.		2,156	—	14,047	—	1,250,772	11,175
LG Display (China) Co., Ltd.		15	11,120	1,399,183	—	—	2,550
LG Display Singapore Pte. Ltd.		1,133,923	—	—	—	—	1,305
L&T Display Technology (Fujian) Limited		355,887	—	2	—	—	1,119
Nanumnuri Co., Ltd.		191	—	—	—	—	22,001
Global OLED Technology, LLC		—	—	—	—	—	5,859
LG Display Guangzhou Trading Co., Ltd.		1,181,187	—	—	—	—	—
LG Display Vietnam Haiphong Co., Ltd.		18,797	—	122,807	—	1,114,903	26,668
Suzhou Lehui Display Co., Ltd.		158,065	—	239	—	—	—
LG Display High-Tech (China) Co., Ltd.		40,951	—	1,190	—	41,612	182

	~~W~~	19,163,411	11,120	1,553,126	—	5,944,229	138,854

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

29.	Related Parties and Others, Continued

(In millions of won)		2019
				Purchase and others
		Sales and Others	Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries	~~W~~
WooRee E&L Co., Ltd.		—	—	27	—	—	5
INVENIA Co., Ltd.(*1)		—	180	1,024	8,700	—	297
AVATEC Co., Ltd.		2,639	265	—	—	73,323	891
Paju Electric Glass Co., Ltd.		—	6,057	342,958	—	—	4,416
YAS Co., Ltd.		—	1,000	6,764	13,949	—	3,655
Material Science Co., Ltd.		—	—	59	—	—	313

	~~W~~	2,639	7,502	350,832	22,649	73,323	9,577

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	942,455	—	10,568	224,854	—	138,789

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

29.	Related Parties and Others, Continued

(In millions of won)		2019
				Purchase and others
		Sales and others	Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	87,116	—	—	—	—	194
LG Electronics Vietnam Haiphong Co., Ltd.		277,743	—	—	—	—	924
LG Electronics Reynosa S.A. DE C.V.		—	—	—	—	—	1,155
LG Electronics S.A. (Pty) Ltd.		2,384	—	—	—	—	21
LG Electronics Mexicalli, S.A. DE C.V.		1,848	—	—	—	—	85
LG Electronics RUS, LLC		770	—	—	—	—	1,698
LG Electronics Egypt S.A.E.		97,359	—	—	—	—	241
LG Electronics (Kunshan) Computer Co., Ltd.		385	—	—	—	—	—
LG Innotek Co., Ltd.		6,954	—	34,194	—	—	79,155
LG Hitachi Water Solutions Co., Ltd.(*2)		—	—	—	68,282	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		36,182	—	—	—	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		21,377	—	—	—	—	—
Hi Entech Co., Ltd.(*2)		47	—	—	—	—	21,576
Others		41,662	—	—	—	—	12,155

	~~W~~	573,827	—	34,194	68,282	—	117,204

	~~W~~	20,682,332	18,622	1,948,720	315,785	6,017,552	404,424

(*1)	Represents transactions occurred prior to the Company’s disposal of the entire investments
(*2)	Represents transactions occurred prior to LG Electronics Inc.’s disposal of the entire investments

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

29.	Related Parties and Others, Continued

(In millions of won)		2018
				Purchase and others
		Sales and others	Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	8,944,621	—	—	—	—	9
LG Display Japan Co., Ltd.		2,413,437	—	—	—	—	2,158
LG Display Germany GmbH		1,796,479	—	—	—	—	5,558
LG Display Taiwan Co., Ltd.		1,488,447	—	—	—	—	568
LG Display Nanjing Co., Ltd.		13,840	—	6,037	—	1,321,700	27,142
LG Display Shanghai Co., Ltd.		963,865	—	—	—	—	52
LG Display Poland Sp. z o.o.		329	—	—	—	37,307	16
LG Display Guangzhou Co., Ltd.		52,168	—	14,043	—	1,930,113	14,194
LG Display Shenzhen Co., Ltd.		1,312,088	—	—	—	—	4
LG Display Yantai Co., Ltd.		23,018	—	25,759	—	1,358,502	13,597
LG Display (China) Co., Ltd.		328	90,281	1,409,953	—	—	1,253
LG Display Singapore Pte. Ltd.		1,087,835	—	—	—	—	38
L&T Display Technology (Fujian) Limited		392,318	—	—	—	8	38
Nanumnuri Co., Ltd.		180	—	—	—	—	21,356
Global OLED Technology, LLC		—	—	—	—	—	6,007
LG Display Guangzhou Trading Co., Ltd.		782,603	—	—	—	—	—
LG Display Vietnam Haiphong Co., Ltd.		39,639	—	36,013	—	830,170	6,175
Suzhou Lehui Display Co., Ltd.		178,357	—	—	—	—	—
LG Display High-Tech (China) Co., Ltd.		12,434	—	—	—	—	—

	~~W~~	19,501,986	90,281	1,491,805	—	5,477,800	98,165

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

29.	Related Parties and Others, Continued

(In millions of won)		2018
				Purchase and others
		Sales and Others	Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries	~~W~~
WooRee E&L Co., Ltd.		—	—	50	—	—	144
INVENIA Co., Ltd.		—	30	1,608	28,657	—	795
AVATEC Co., Ltd.		—	530	—	—	71,403	905
Paju Electric Glass Co., Ltd.		—	4,172	364,183	—	—	4,411
LB Gemini New Growth Fund No.16(*)		1,112	540	—	—	—	—
YAS Co., Ltd.		—	—	5,281	25,422	—	3,391

	~~W~~	1,112	5,272	371,122	54,079	71,403	9,646

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	1,207,372	—	31,161	454,555	—	107,861

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

29.	Related Parties and Others, Continued

(In millions of won)		2018
				Purchase and others
		Sales and others	Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	71,798	—	—	—	—	103
LG Electronics Vietnam Haiphong Co., Ltd.		173,051	—	—	—	—	166
LG Electronics Reynosa S.A. DE C.V.		33,225	—	—	—	—	2,021
LG Electronics Almaty Kazakhstan		3,759	—	—	—	—	42
LG Electronics S.A. (Pty) Ltd.		7,244	—	—	—	—	20
LG Electronics Mexicalli, S.A. DE C.V.		10,296	—	—	—	—	210
LG Electronics RUS, LLC		2,201	—	—	—	—	1,862
LG Electronics Egypt S.A.E.		25,491	—	—	—	—	16
LG Electronics (Kunshan) Computer Co., Ltd.		4,804	—	—	—	—	—
LG Innotek Co., Ltd.		29,148	—	137,949	—	—	38,930
LG Hitachi Water Solutions Co., Ltd.		9,100	—	—	285,514	—	8,980
Inspur LG Digital Mobile Communications Co., Ltd.		69,769	—	—	—	—	1
Qingdao LG Inspur Digital Communication Co., Ltd.		37,738	—	—	—	—	—
HiEntech Co., Ltd.		—	—	—	—	—	29,215
Others		2,185	—	27	—	—	9,498

	~~W~~	479,809	—	137,976	285,514	—	91,064

	~~W~~	21,190,279	95,553	2,032,064	794,148	5,549,203	306,736

(*)	Represents transactions occurred prior to LG Electronics Inc.’s disposal of the entire investments

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

29.	Related Parties and Others, Continued

(c)	Trade accounts and notes receivable and payable as of December 31, 2019 and 2018 are as follows:

(In millions of won)
		Trade accounts and notes receivable and others		Trade accounts and notes payable and others
		December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Subsidiaries
LG Display America, Inc.	~~W~~	937,409	1,031,718	—	—
LG Display Japan Co., Ltd.		274,964	349,814	5	5
LG Display Germany GmbH		382,463	433,077	2,794	4,332
LG Display Taiwan Co., Ltd.		454,563	274,860	104	34
LG Display Nanjing Co., Ltd.		1,358	2,448	220,327	272,991
LG Display Shanghai Co., Ltd.		172,259	168,117	3	1
LG Display Poland Sp. z o. o		—	30	—	6,849
LG Display Guangzhou Co., Ltd.		12,465	167,814	313,756	196,070
LG Display Guangzhou Trading Co., Ltd.		351,322	377,145	—	—
LG Display Shenzhen Co., Ltd.		116,494	32,759	2	—
LG Display Yantai Co., Ltd.		—	115	149,715	382,448
LG Display (China) Co., Ltd.		22	—	112,053	187,004
LG Display Singapore Pte. Ltd.		298,132	85,680	21	1
L&T Display Technology (Fujian) Limited		46,375	62,336	199,349	139,171
Nanumnuri Co., Ltd.		—	—	3,866	2,065
Global OLED Technology LLC		—	—	—	1,146
LG Display Vietnam Haiphong Co., Ltd.		24,385	22,113	395,429	340,780
Suzhou Lehui Display Co., Ltd.		24,830	32,641	46	—
LG Display High-Tech (China) Co., Ltd.		1,722	17,333	54,662	3,362

	~~W~~	3,098,763	3,058,000	1,452,132	1,536,259

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

29.	Related Parties and Others, Continued

(In millions of won)
		Trade accounts and notes receivable and others		Trade accounts and notes payable and others
		December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Associates and their subsidiaries
WooRee E&L Co., Ltd.	~~W~~	—	—	8	6
INVENIA Co., Ltd. (*1)		—	2,000	—	1,671
AVATEC Co., Ltd.		—	—	1,029	4,382
Paju Electric Glass Co., Ltd.		—	—	62,853	60,566
YAS Co., Ltd.		—	—	4,533	2,709
Material Science Co., Ltd.		—	—	8	—

	~~W~~	—	2,000	68,431	69,334

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	208,870	247,134	110,784	99,574

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

29.	Related Parties and Others, Continued

(In millions of won)
		Trade accounts and notes receivable and others		Trade accounts and notes payable and others
		December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Subsidiaries of the entity that has significant influence over the Company
LG Innotek Co., Ltd.	~~W~~	4	2,782	29,613	45,815
LG Hitachi Water Solutions Co., Ltd. (*2)		—	9,100	—	47,463
HiEntech Co., Ltd. (*2)		—	—	—	4,782
Inspur LG Digital Mobile Communications Co., Ltd		—	6,137	—	—
LG Electronics Reynosa S.A. DE C.V		—	2,572	62	134
LG Electronics India Pvt. Ltd.		6,113	9,047	—	29
LG Electronics Vietnam Haiphong Co., Ltd.		47,740	25,544	29	—
LG Electronics S.A. (Pty) Ltd.		—	896	—	5
LG Electronics RUS, LLC		—	—	67	—
LG Electronics Egypt S.A.E		9,432	10,296	—	—
LG Electronics (Kunshan) Computer Co., Ltd.		—	1,370	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		6,456	3,530	—	—
Others		12,757	3,340	1,768	1,275

	~~W~~	82,502	74,614	31,539	99,503

	~~W~~	3,390,135	3,381,748	1,662,886	1,804,670

(*1)	Excluded from related parties due to the Company’s disposal of equity investments during the year ended December 31, 2019.
(*2)	Excluded from related parties due to LG Electronics Inc.’s disposal of the entire investments during the year ended December 31, 2019.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

29.	Related Parties and Others, Continued

(d)	Details of significant cash transactions such as grant of loans and collection of loans, which occurred with related parties for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
		Loans (*1)
Associates		January 1, 2019	Increase	Decrease (*2)	December 31, 2019
INVENIA Co., Ltd.	~~W~~	2,000	1,000	(3,000)	—

(*1)	Loans are presented based on nominal amounts.
(*2)	Excluded from related parties due to disposal of equity investments during the year ended December 31, 2019.

(In millions of won)
		Loans (*)
Associates		January 1, 2018	Increase	Decrease	December 31, 2018
INVENIA Co., Ltd.	~~W~~	2,375	—	(375)	2,000
YAS Co., Ltd.		375	—	(375)	—

	~~W~~	2,750	—	(750)	2,000

(*)	Loans are presented based on nominal amounts.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

29.	Related Parties and Others, Continued

(e)	Conglomerate Transactions

Transactions, trade accounts and notes receivable and payable, and others between the Company and certain companies and their subsidiaries, which are included in LG Group, one of the conglomerates according to the Monopoly Regulation and Fair Trade Act for the years ended December 31, 2019 and 2018 are as follows. These entities are not related parties according to K-IFRS No. 1024, Related Party Disclosures.

(In millions of won)
		For the year ended December 31, 2019		December 31, 2019
		Sales and others	Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG International Corp. and its subsidiaries	~~W~~	625,575	113,913	93,622	45,363
LG Uplus Corp.		—	2,352	—	208
LG Chem Ltd. and its subsidiaries		149	594,264	23	53,428
S&I Corp. and its subsidiaries (formerly, Serveone)		867	360,023	21,307	85,312
Silicon Works Co., Ltd.		92	671,822	—	88,355
LG Corp.		—	55,059	8,781	—
LG Management Development Institute		—	8,606	3,480	231
LG CNS Co., Ltd. and its subsidiaries		—	166,820	—	58,967
LG Hausys Ltd.		3	1	—	—
G2R Inc. and its subsidiaries		—	72,639	—	29,540
Robostar Co., Ltd.		—	2,155	—	—
Others(*)		11	106,045	—	—

	~~W~~	626,697	2,153,699	127,213	361,404

(*)

Due to S&I Corp.’s disposal of partial investments in Serveone in May 2019, Serveone was reclassified from one of the S&I Corp.’s subsidiaries to associates. Accordingly, transactions with S&I Corp. after the disposal are classified as others. In addition, due to LG Electronics Inc.’s disposal of entire investments in HiEntech Co., Ltd. and its subsidiaries and LG Hitachi Water Solutions Co., Ltd. in September 2019, transactions after the disposal are presented as others.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

29.	Related Parties and Others, Continued

(In millions of won)
		For the year ended December 31, 2018		December 31, 2018
		Sales and others	Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG International Corp. and its subsidiaries	~~W~~	715,580	190,091	82,965	82,028
LG Uplus Corp.		21	1,739	—	178
LG Chem Ltd. and its subsidiaries		1,648	776,031	14	93,274
Serveone and its subsidiaries		388	1,166,309	21,307	239,091
Silicon Works Co., Ltd.		—	713,093	—	140,694
LG Corp.		—	54,434	11,246	—
LG Management Development Institute		—	9,734	3,480	441
LG CNS Co., Ltd. and its subsidiaries		—	210,344	—	72,694
LG Hausys Ltd.		1,111	4	—	3
G2R Inc. and its subsidiaries		—	57,744	—	19,773
Robostar Co., Ltd.		—	1,374	—	530

	~~W~~	718,748	3,180,897	119,012	648,706

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

29.	Related Parties and Others, Continued

(f)	Key management personnel compensation

Compensation costs of key management for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
		2019	2018
Short-term benefits	~~W~~	2,664	2,622
Expenses related to the defined benefit plan		553	794

	~~W~~	3,217	3,416

Key management refers to the registered directors who have significant control and responsibilities over the Company’s operations and business.

30.	Supplemental Cash Flow Information

Supplemental cash flow information for the years ended December 31, 2019 and 2018 is as follows:

(In millions of won)
		2019	2018
Non-cash investing and financing activities:
Changes in other accounts payable arising from the purchase of property, plant and equipment	~~W~~	(661,330)	(725,744)
Changes in other receivable arising from the investments of dividends received from subsidiaries		(177,509)	(405,992)
Recognition of right of use assets and lease liabilities		3,874	—
Capital contribution of property, plant and equipment in subsidiaries		—	343,163

Independent Auditors’ Report on Internal Control over Financial Reporting

Based on a report originally issued in Korean

To the President of

LG Display Co., Ltd.:

Opinion on Internal Control over Financial Reporting

We have audited the Internal Control over Financial Reporting (“ICFR”) of LG Display Co., Ltd. (the “Company”) as of December 31, 2019, based on the criteria established in Conceptual Framework for Designing and Operating ICFR issued by the Operating Committee of ICFR.

In our opinion, the Company maintained, in all material respects, effective ICFR as of December 31, 2019, based on the criteria established in Conceptual Framework for Designing and Operating ICFR issued by the Operating Committee of ICFR in the Republic of Korea.

We also have audited, in accordance with Korean Standards on Auditing (“KSAs”), the separate statement of financial position of the Company as of December 31, 2019, the related separate statements of comprehensive loss, changes in equity, and cash flows for the year then ended and notes including significant accounting policies and other explanatory information (collectively, the separate financial statements), and our report dated March 11, 2020 expressed an unmodified opinion on those separate financial statements.

Basis for Opinion

We conducted our audit in accordance with KSAs. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the ICFR section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the ICFR in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management and Those Charged with Governance for the Internal Control over Financial Reporting

Management is responsible for designing, implementing, and maintaining effective ICFR, and for its assessment about the effectiveness of ICFR, included in the accompanying Report on the Operation of Internal Control over Financial Reporting.

Those charged with governance are responsible for overseeing the Company’s ICFR.

Auditors’ Responsibilities for the Audit of the Internal Control over Financial Reporting

Our responsibility is to express an opinion on the Company’s ICFR based on our audit. We conducted our audit in accordance with KSAs. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective ICFR was maintained in all material respects.

An audit of ICFR involves performing procedures to obtain audit evidence about whether a material weakness exists. The procedures selected depend on the auditor’s judgment, including the assessment of the risks that a material weakness exists. An audit includes obtaining an understanding of ICFR and testing and evaluating the design and operating effectiveness of ICFR based on the assessed risk.

Definition and Inherent Limitations of Internal Control over Financial Reporting

An entity’s ICFR is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable separate financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”). An entity’s ICFR includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of separate financial statements in accordance with K-IFRS and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and those charged with governance; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the separate financial statements.

Because of its inherent limitations, ICFR may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The engagement partner on the audit resulting in this independent auditors’ report is Han, Sang Hyun.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 11, 2020

This report is effective as of March 11, 2020, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the Company’s internal control over financial reporting. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

Report on the Operation of Internal Control over Financial Reporting

English translation of a Report Originally Issued in Korean

To the Board of Directors and Audit Committee of LG Display Co., Ltd.

We, as the Internal Control over Financial Reporting (“ICFR”) Officer and Chief Executive Officer (“CEO”) of LG Display (“the Company”), assessed the effectiveness of the design and operation of the Company’s ICFR as of December 31, 2019.

The Company’s management, including myself, is responsible for designing and operating an IACS.

We assessed the design and operational effectiveness of the ICFR in the prevention and detection of an error or fraud which may cause a misstatement in the preparation and disclosure of reliable separate financial statements.

We used the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’ established by the Operating Committee of Internal Control over Financial Reporting in Korea (the “ICFR Committee”) as the criteria for design and operation of the Company’s ICFR. And, we conducted an evaluation of ICFR based on the ‘Management Guideline for Evaluating and Reporting Effectiveness of Internal Control over Financial Reporting’ established by the ICFR Committee.

Based on our assessment, we concluded that the Company’s ICFR is effectively designed and operated as of December 31, 2019, in all material respects, in accordance with the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statements which might cause material misunderstandings of the readers, and we have reviewed and verified this report with sufficient care.

January 21, 2020

Sang Beom Han

Chief Executive Officer

Dong Hee, Seo

Internal Control over Financial Reporting Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: March 12, 2020	By: /s/ Heeyeon Kim
(Signature)

Name: Heeyeon Kim
Title: Head of IR / Vice President